    As filed with the Securities and Exchange Commission on September 2, 1999

                                                     Registration No. 333-______

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------

                              WINSTON HOTELS, INC.
             (Exact name of registrant as specified in its charter)

         NORTH CAROLINA                                  56-1872141
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                          2209 CENTURY DRIVE, SUITE 300
                          RALEIGH, NORTH CAROLINA 27612
                                 (919) 510-6010
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ROBERT W. WINSTON, III
                          2209 CENTURY DRIVE, SUITE 300
                          RALEIGH, NORTH CAROLINA 27612
                                 (919) 510-6010
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            -------------------------
                                 WITH A COPY TO:

                             BYRON B. KIRKLAND, ESQ.
                               AMY J. MEYERS, ESQ.
                            SMITH, ANDERSON, BLOUNT,
                      DORSETT, MITCHELL & JERNIGAN, L.L.P.
                         2500 First Union Capitol Center
                          Raleigh, North Carolina 27601
                                 (919) 821-1220

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
                                                                          Proposed          Proposed
                  Title of Each Class                                     Maximum           Maximum
                     of Securities                      Amount to      Offering Price      Aggregate         Amount of
                   to be Registered                   be Registered     Per Share(1)    Offering Price(1)  Registration Fee
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share. . . .            503,897           $7.63         $3,844,734.11       $1,068.84
----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f), based upon the book value as of July 31, 1999 of the common units of limited partnership interest in WINN Limited Partnership to be redeemed for shares of Winston Hotels, Inc. common stock.
                            -------------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                              Winston Hotels, Inc.
                         503,897 Shares of Common Stock




         This prospectus relates to our possible issuance of up to 503,897 shares of common stock to holders of up to 503,897 common units of limited partnership interest in WINN Limited Partnership, if and to the extent that the holders redeem their units and we issue them shares of common stock in exchange for their units. We are the sole general partner of WINN Limited Partnership, of which we currently own 90.4% of the outstanding common units, also referred to as units, and 100% of the outstanding preferred units.

         WINN Limited Partnership issued 503,897 units in connection with the acquisition of hotel properties and a parcel of land. The units are redeemable on a one-for-one basis for shares of our common stock. We are registering the shares of common stock as required under the terms of certain agreements we have with the unit holders.

         We will not receive any cash proceeds from the issuance or sale of any shares of common stock pursuant to this offering but will acquire partnership units tendered for redemption for which we elect to issue such shares. We are paying the costs of preparing and filing the registration statement of which this prospectus is a part.

         Our common stock is traded on the New York Stock Exchange under the symbol "WXH." On September 1, 1999, the closing price of our common stock was $8.75 per share.




================================================================================
         You should consider carefully the risk factors beginning on page 4 of this prospectus before making a decision to invest in our common stock.
================================================================================



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               The date of this prospectus is September __, 1999.

                                 WINSTON HOTELS

         We are a self-advised and self-administered real estate investment trust, or REIT, which was organized on June 2, 1994. Through WINN Limited Partnership, we own, acquire and develop hotels with nationally recognized franchise affiliations. We specialize in the acquisition, development and rehabilitation of premium limited-service, high-end extended-stay and full-service hotels. Through WINN Limited Partnership and its subsidiary, we currently own 51 hotels having an aggregate of 6,904 rooms as of August 31, 1999.

         We seek to enhance shareholder value by:

         -- participating in any increased room revenue from the hotels we currently own and any subsequently acquired or developed hotels through percentage leases (as described below);

         -- acquiring additional hotels, or interests in hotels, that meet our investment criteria; and

         -- selectively developing hotels as appropriate under market conditions.

         In order for us to qualify as a REIT, neither we nor our subsidiaries can operate hotels. Therefore, we lease all of our hotels pursuant to leases that provide for rent payments based, in part, on revenues from the hotels. These "percentage leases" are designed to allow us to participate in any growth in revenues at the hotels by providing that a portion of each hotel's room revenues in excess of specified amounts will be paid to us as percentage rent. We currently lease 49 of the total 51 hotels to CapStar Winston Company, L.L.C., one of the hotels to Bristol Hotels & Resorts, Inc. and one of the hotels to Prime Hospitality Corp. CapStar Winston operates 39 of the 49 hotels it leases from us. Interstate Management and Investment Corporation, or IMIC, operates nine hotels and Promus Hotels, Inc., operates one hotel, each under management agreements with CapStar Winston.

                                  RECENT EVENTS

         In June 1999, we signed a joint venture agreement with Regent Partners, Inc. The initial project will feature a $16.5 million full service 158-room Hilton Garden Inn in Windsor, Connecticut. Pursuant to the joint venture agreement, Regent will provide capital resources for the construction of the hotel. We will provide services in developing, capital design, and purchasing, as well as capital resources for funding the hotel once it receives a certificate of occupancy. We will also earn fees for services rendered. We will own up to 49% of each project completed by the joint venture. Two additional sites are currently under contract, and we are conducting due diligence on them.

         In addition, we have under contract six hotels for sale, as well as one parcel of land. All of these sales are subject to customary closing conditions and the completion of due diligence of the respective buyers, a period which extends through September 15, 1999 for the sale of the six hotels.

                                 THE PARTNERSHIP

         We control WINN Limited Partnership as its sole general partner, and hold approximately 90.4% of the outstanding units plus 100% of the outstanding preferred units of the partnership. Currently, the limited partners of the partnership are those persons who received units of limited partnership interest in consideration of the transfer of certain hotels and land to the partnership. Pursuant to the partnership agreement, each unit currently held by the limited partners may be redeemed, at the election of the holder. In addition, in accordance with the partnership agreement, the limited partners have the right to require the partnership to redeem all or a portion of the number of units held by each. At our sole option, each unit may be redeemed by us for either one share of common stock or cash equal to the fair market value of one share of our common stock at the time of the redemption. We presently anticipate that we will elect to issue shares of our common stock in connection with each redemption rather than cash. With each redemption of outstanding units, our percentage ownership interest in the partnership, which is based on the number of units owned by us in relation to all outstanding units, will increase. In general, whenever we issue shares of our common stock, we will contribute any net proceeds to the partnership, and the partnership will issue an equivalent number of units to us.

         As the sole general partner of the partnership, we have the full, complete and exclusive power under the partnership agreement to manage and control the business of the partnership. The partnership will continue until December 31, 2050, or until sooner dissolved upon:

         -- the bankruptcy, dissolution or withdrawal of the general partner (unless the limited partners elect to continue the partnership);

         -- the sale or other disposition of all or substantially all of the assets of the partnership;

         -- the redemption of all limited partnership interests in the partnership (other than those held by the general partner, if any); or

         -- our election, as the general partner, to dissolve the partnership.

         We are entitled to share in cash distributions from, and in the profits and losses of, the partnership (including payments under the percentage leases) and are entitled to vote on all matters requiring a vote of the partners.

         Our executive offices are located at 2209 Century Drive, Suite 300, Raleigh, North Carolina 27602, and our telephone number is (919) 510-6010.

                          TAX STATUS OF WINSTON HOTELS

         We elected to be taxed as a REIT beginning with our taxable year ended December 31, 1994. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our shareholders. We are also subject to a number of organizational and operational requirements as a result of our REIT status, including a requirement that we currently distribute at least 95% of our taxable income. Failure to qualify as a REIT would render us subject to federal income tax, including any applicable minimum tax, on our taxable income at regular corporate rates, and we would not be able to deduct distributions to our shareholders in any such year. Even if we qualify for taxation as a REIT, we may be subject to federal, state and local taxes on our income and property. In connection with our election to be taxed as a REIT, our articles of incorporation impose restrictions on the transfer of shares of our capital stock. The calendar year is our taxable year.

                        RISK FACTORS YOU SHOULD CONSIDER

         In addition to the other information contained in, or incorporated by reference into, this prospectus, you should consider the following factors carefully in evaluating us and our business before making an investment decision. If any of the following risks occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline, in which case the value of your investment may decline as well. See "Forward Looking Statements" on page 54.

YOU MAY RECOGNIZE TAXABLE GAIN IN EXCESS OF THE VALUE OF THE SHARES YOU RECEIVE UPON REDEMPTION

         Exercise of your unit redemption right will be treated for tax purposes as a sale of the units you redeem. Such a sale will be fully taxable to you, and you will be treated as realizing for tax purposes an amount equal to the cash or the value of the common shares you receive in the redemption plus the amount of the partnership's nonrecourse liabilities considered allocable to the redeemed units at the time of the redemption. It is possible that the amount of gain you will be required to recognize, or even the total tax liability resulting from such gain, could exceed the amount of cash or the value of the common shares you receive upon redemption. In addition, because the price of our common shares fluctuates, the price you receive when you sell your common shares may not equal the value of your units at the time of redemption.

WE MAY NOT HAVE ACCESS TO FINANCING FOR ACQUIRING OR DEVELOPING ADDITIONAL
HOTELS

         Our ability to pursue our growth strategy depends, in part, on our ability to finance additional hotel acquisitions and development. We are subject to restrictions that may limit our ability to take advantage of expansion opportunities that we believe are attractive. While our articles of incorporation permit us to incur indebtedness up to 60% of our investments in hotel properties, at cost, we cannot assure you that we will be able to borrow funds to the extent of this limitation. We have approximately $23 million available under our $140 million line of credit. Through a subsidiary of the partnership, we also have a $71 million fixed-rate loan outstanding. Our line of credit currently limits the amount of debt we can take on. In addition, our ability to raise equity capital will depend on market conditions. We cannot assure you that we will be able to raise funds through a public or private offering at a time when we need access to funds. We may seek alternative methods of funding expansion, such as joint venture development, however, we cannot assure you that such opportunities will be available when we need them or on acceptable terms.

OUR ABILITY TO MAKE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS UPON THE ABILITY OF OUR LESSEES TO MAKE RENT PAYMENTS UNDER OUR LEASES

         Our income is dependent upon rental payments from lessees of our hotels. Any failure or delay by the lessees in making rent payments would adversely affect our ability to make distributions to our shareholders. Our lessees' ability to make rental payments depends on their ability to generate sufficient revenues from our hotels in excess of operating expenses. Our leases require the lessees to pay us (1) the greater of a base rent or percentage rent and (2) other additional charges. As a result, we participate in the economic operations of our hotels through our share of room revenues which exceed threshold amounts specific to each hotel. The lessees' ability to pay on time or at all could be negatively affected by reductions in revenue from the hotels or in the net operating income of the lessees or otherwise. Our lessees also will be affected by factors beyond their control, such as changes in the level of demand for rooms and related services of our hotels, their ability to maintain and increase gross revenues at our hotels and other factors.

OUR RETURN DEPENDS ON MANAGEMENT OF OUR HOTELS BY THIRD PARTIES

         In order to qualify as a REIT, we cannot operate any hotel or participate in the decisions affecting the daily operations of any hotel. Either our lessees, or an operator under a management agreement with a lessee, will control the daily operations of our hotels. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (e.g., setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in anticipated rent payments under existing leases, we cannot require a change to the method of operation. We can only seek redress if the lessee violates terms of the lease, and then only to the extent of the remedies provided for under the terms of the lease.

         In addition, our growth strategy contemplates additional hotel acquisitions that meet our investment criteria and selective development of hotels as market conditions warrant. Our ability to grow depends, in part, upon the ability of our lessees and any third-party managers retained by the lessees to manage our current and future hotels effectively. If the lessees or their third-party managers are not able to operate additional hotels, at current staffing levels and office locations, they may need to hire additional personnel, engage additional third-party managers and/or operate in new geographic locations. If the lessees or their managers fail to operate the hotels effectively, our ability to generate revenues from the hotel leases could be diminished.

WE MUST BE ABLE TO REPAY, EXTEND OR REFINANCE OUR EXISTING DEBT

         We and a special purpose finance subsidiary of the partnership, Winston SPE LLC, each currently have significant amounts of debt outstanding. Thus, we are subject to the risks normally associated with debt financing, including the risks that:

         -- our cash flow from operations will be insufficient to make required payments of principal and interest;
         --       existing debt, including secured debt, may not be refinanced;
                  or
         -- the terms of any refinancing will not be as favorable as the terms of our current debt.

If we or the finance subsidiary do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance it through additional debt financing, private or public offerings of debt securities or additional equity offerings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flow, and, consequently, cash available for distribution to shareholders. If we are unable to refinance our debt on acceptable terms, we or the finance subsidiary may be forced to dispose of hotels or other assets on disadvantageous terms, potentially resulting in losses and adverse effects on cash flow from operating activities. If we are unable to make required payments of principal and interest on debt secured by our hotels, one or more of those properties could be foreclosed upon by the lender with a consequent loss of income and asset value.

         Likewise, requirements under our credit facilities could affect our financial condition and our ability to make distributions. Our articles of incorporation limit our ability to incur debt to 60% of the value of our investment in hotel properties, at cost. This limit is currently approximately $266 million. Our current credit facilities, consisting of our syndicated credit agreement providing for a $140 million line of credit and a fixed-rate loan to the finance subsidiary in the amount of $71 million, allow us to borrow up to a total of $211 million. We have pledged 29 hotel properties as collateral securing the line of credit and the finance subsidiary has pledged 14 hotel properties securing the $71 million note with respect to its fixed-rate loan. Both credit facilities prohibit additional debt secured by any hotel pledged as collateral for obligations under that facility.

         Under the terms of our $140 million line of credit, our borrowing availability is limited to a percentage of value of the hotels provided as collateral, with such value determined in part by the cash flow generated by those hotels. Our current cash flow from the hotels securing the line of credit limits our borrowing availability under the line of credit to less than $140 million. If we need to borrow funds under the line of credit above our borrowing availability, we must provide additional collateral to increase our borrowing availability to the total amount of debt we need, but not to exceed $140 million. If our cash flow decreases to such a level that our borrowing availability is less than the amount outstanding under the line of credit, we must either (1) repay the excess of the amounts outstanding over our borrowing availability or (2) if the lenders give their unanimous consent, provide additional collateral to increase our borrowing availability.

         Our ability to borrow and to maintain loans under the line of credit is subject to financial covenants, including leverage ratios, maximum unsecured and secured debt ratios, interest and fixed charge coverage ratios and minimum tangible net worth requirements. The terms of the line of credit also limit our ability to effect mergers or asset sales, to make investments in other entities, or to pay dividends in excess of 90% of our funds from operations over the most recent four fiscal quarters. The line of credit provides that any default under, or acceleration of, any of our other debt, any debt of the partnership or any debt of our subsidiaries, including any default by the finance subsidiary under the $71 million fixed-rate loan or otherwise, will constitute a default under the line of credit and could lead to the acceleration of our obligations under the line of credit. Although we and the finance subsidiary presently are in compliance with our covenants and other material obligations under the line of credit and the fixed-rate loan, respectively, we cannot assure you that we or our finance subsidiary will continue to be in compliance, or that we or they will be able to service our respective indebtedness or pay distributions to our shareholders.

RISING INTEREST RATES COULD ADVERSELY AFFECT OUR CASH FLOW

         Our borrowings under the $140 million line of credit bear interest at a variable rate. Our line of credit requires that we maintain at least 50% of our total debt subject to a fixed rate of debt. We have entered into an interest rate cap agreement which eliminates exposure to increases in 30-day LIBOR rates exceeding 7.5% on $25 million of the outstanding balance under our line of credit until March 25, 2002; however, outstanding debt of up to $115 million under our line of credit remains subject to variable interest rates. We may incur debt in the future that bears interest at a variable rate or we may be required to retain our existing debt at higher interest rates. Accordingly, increases in interest rates could increase our interest expense and adversely affect our cash flow.

WE MAY NOT BE ABLE TO COMPLETE DEVELOPMENT OF NEW HOTELS ON TIME OR WITHIN
BUDGET

         We are currently developing one hotel property through a joint venture, and we intend to develop additional hotel properties as suitable opportunities arise. New project development is subject to a number of risks that could cause increased costs or delays in our ability to generate revenue from the development hotel, resulting in a negative effect on our cash available for distribution. These risks include:

         --       construction delays or cost overruns that may increase project costs;
         --       competition for suitable development sites;
         --       receipt of zoning, occupancy and other required governmental permits and authorizations; and
         --       substantial development costs in connection with projects that are not pursued to completion.

We cannot assure you that we will complete the development of any projects we begin or that our development and construction activities will be completed in a timely manner or within budget.

         We also intend to rehabilitate hotels that we believe are underperforming. These rehabilitation projects will be subject to the same risks as development projects.

HOTELS WE DEVELOP HAVE NO OPERATING HISTORY

         The hotel we are currently developing under our joint venture has no operating history. We will negotiate the percentage rent formula for this hotel, and other hotels we develop, based on projections of occupancy and average daily room rates for the area in which the hotel is or will be located and the type of hotel under development. We cannot assure you that these hotels will achieve anticipated levels of occupancy or average daily room rate. Similarly, during the start-up period, room revenues may be less than required to result in the payment of rent at levels that provide us with an attractive return on our investments.

PROPERTY OWNERSHIP THROUGH JOINT VENTURES AND PARTNERSHIPS COULD LIMIT OUR CONTROL OF THOSE INVESTMENTS

         Joint ventures or partnerships (other than the partnership) may involve risks not otherwise present for investments we make on our own. It is possible that our co-venturers or partners may have different interests or goals than we do at any time and that they may take action contrary to our requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investment include impasse on decisions, because no single co-venturer or partner would have full control over the joint venture or partnership. Our current joint venture partner has the right, after one year, to sell the hotels developed by the joint venture to us, or, if we refuse to purchase such hotels, to a third party.

WE WOULD HAVE TO FIND A NEW LESSEE UPON TERMINATION OF AN EXISTING LEASE

         If our lessees fail to materially comply with the terms of a hotel lease (including failure to pay rent when due), we have the right to terminate the lease, repossess the applicable hotel and enforce payment obligations under the lease. If CapStar Winston defaults under any lease, the default will constitute a default under all of our leases with CapStar Winston and its affiliates. Thus, we will have the right to terminate all of those leases. Upon termination, we would have to find another lessee to lease the property because we cannot operate the hotels directly due to federal income tax restrictions. In addition, it is possible that we would not be able to enforce the payment obligations under the leases following termination. We cannot assure you that we would be able to find another lessee or that, if another lessee were found, we would be able to enter into new leases favorable to us.

OUR LEASE TERMS MAY AFFECT OUR ABILITY TO SELL HOTELS ON FAVORABLE TERMS

         Currently, we have contracts to sell six of our hotels. Even though these hotels are under contract, we cannot assure you that the sale will be completed. We may decide to sell additional hotels in the future. Under our leases, upon the sale of a hotel, we must either pay a termination fee to our lessee or offer to lease another suitable property to the lessee. The amount of the termination fee would depend on the revenue from the hotel and the remaining term of the lease. Alternatively, we may negotiate with our lessee to waive the lease provision and arrange for the lessee to continue to lease the property from the buyer. We cannot assure you that we will be able to successfully negotiate with our lessee or be able to offer a suitable substitute lease. Consequently, we may have to pay a termination fee, lease another suitable property or abandon the sale transaction.

OUR PERFORMANCE AND THE VALUE OF OUR STOCK ARE SUBJECT TO RISKS ASSOCIATED WITH THE HOTEL INDUSTRY

         OUR HOTELS ARE SUBJECT TO OPERATING RISKS COMMON TO THE HOTEL INDUSTRY. Our hotels are subject to all operating risks common to the hotel industry. These factors could adversely affect the ability of our lessees to generate revenues and to make payments to us and therefore affect our ability to make distributions to our shareholders. These risks include:

         --       competition for guests from other hotels;
         --       faster growth in room supply in the segments in which we
                  operate than in other industry segments, which may exceed
                  demand growth in certain regions;
         --       increases in operating costs due to inflation and other
                  factors which may not be offset in the future by increased room rates;
         --       seasonality, with higher hotel revenues occurring in the
                  second and third calendar quarters;
         --       increases in energy costs, airline fares and other expenses related to travel, which may deter travelling; and
         --       adverse effects of general and local economic conditions.

         WE MAY INCUR HIGHER COSTS AS A RESULT OF THE PROXIMITY OF OUR HOTELS TO THE COAST. Several of our hotels are located near the Atlantic Ocean and are exposed to more severe weather than hotels located inland. These hotels are also exposed to salt water and humidity, which can increase or accelerate wear on the hotels' weatherproofing and mechanical, electrical and other systems.
As a result, we may incur additional expenditures for capital improvements.

         CONDITIONS OF FRANCHISE AGREEMENTS COULD ADVERSELY AFFECT US. All of our hotels are operated pursuant to franchise agreements with nationally-recognized hotel brands. In addition, hotels in which we subsequently invest may be operated pursuant to franchise agreements. A hotel's failure to adhere to the terms and conditions of the franchise agreement could result in the loss or cancellation of its franchise license. The franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel in order to maintain uniformity within the franchisor's system. These standards are subject to change over time, in some cases at the discretion of the franchisor, and may restrict a franchisee's ability to make improvements or modifications to a hotel without the consent of the franchisor. In addition, compliance with these standards could require a franchisee to incur significant expenses or capital expenditures. Our cash available for distribution could be adversely affected if we or our lessees must incur substantial costs to maintain a franchise license.

         In connection with termination of a franchise license or changing the franchise affiliation of a hotel, we may have to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect on the operations or the underlying value of the hotel covered by the franchise because of the loss of association, name recognition, marketing support and centralized reservation system provided by the franchisor. Any of these events could have a negative effect on our distributions to shareholders. The franchise agreements covering the hotels expire or terminate, without special renewal rights, at various times and have different remaining terms.

         OPERATING COSTS AND CAPITAL EXPENDITURES COULD ADVERSELY AFFECT OUR CASH FLOW. Hotels have an ongoing need for renovations and other capital improvements, particularly in older structures, including periodic replacement of furniture, fixtures and equipment. Under the terms of our leases, we are obligated to pay the cost of certain capital expenditures at the hotels and to pay for furniture, fixtures and equipment. Franchisors also may require periodic capital improvements to the hotels as a condition of retaining the franchise licenses. In addition, we intend to invest selectively in hotels that require significant renovation. Renovation of hotels involves certain risks, including:

         --       the possibility of environmental problems;
         --       construction cost overruns and delays;
         --       uncertainties as to market demand or deterioration in market demand after commencement of renovation; and
         --       the emergence of unanticipated competition from other hotels.

If any of these costs exceed our estimates, the additional cost could have an adverse effect on our cash available for distribution.

WE MUST COMPETE WITH LARGER ENTITIES FOR ACQUISITION OPPORTUNITIES

         We compete for acquisition opportunities with entities that have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a hotel operator or the geographic proximity of its investments. Competition may reduce the number of suitable investment opportunities available to us and increase the bargaining power of sellers. In addition, other potential buyers who do not need to use a lessee to operate the hotel may be able to offer a higher price for a property than we are able to pay.

WE MAY FACE CONFLICTS OF INTEREST RELATING TO SALE OF HOTELS ACQUIRED FROM AFFILIATES

         We have acquired 14 hotels in the past from related parties of our affiliates, which include Robert Winston (our Chief Executive Officer) and Charles Winston (our Chairman of the Board). The limited partners of the partnership, including Robert Winston and Charles Winston, may have unrealized gain associated with their interests in these hotels. Our sale of any of those hotels may cause adverse tax consequences to the limited partners. Therefore, our interests could conflict with the interests of the limited partners in connection with the disposition of one or more of those 14 hotels. However, decisions with respect to the disposition of any of our hotel properties must be made by a majority of the board of directors. When the disposition involves a hotel that was initially acquired from an affiliate, the majority required to approve the sale must include a majority of our independent directors.



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

WE DEPEND ON KEY PERSONNEL

         We depend on the efforts and expertise of our president, chief executive officer, chief financial officer, controller and vice president of development to drive our day to day operations and strategic business direction. The loss of their services could have an adverse effect on our operations.

OUR PERFORMANCE AND VALUE ARE SUBJECT TO THE CONDITION OF THE REAL ESTATE
INDUSTRY

         SINCE REAL ESTATE INVESTMENTS ARE ILLIQUID, WE MAY NOT BE ABLE TO SELL HOTELS WHEN APPROPRIATE. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to changes in economic and other conditions. Because we are a REIT, federal income tax laws limit our ability to sell properties in some situations when it may be economically advantageous to do so. As a result, returns to our shareholders could be adversely affected. In addition, we cannot assure you that the market value of any of our hotels will not decrease in the future.

         LIABILITY FOR ENVIRONMENTAL MATTERS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of investigation and removal or remediation of hazardous or toxic substances on, under or in the property, including fixtures, structures and other improvements located on the property. These laws often impose liability whether or not the owner or operator knew of (or should have known of), or caused, the presence of contaminants. Clean-up costs and the owner's or operator's liability generally are not limited under these laws and could exceed the value of the property and/or the aggregate assets of the owner or operator. In addition, the presence of, or failure to properly remediate, contaminants may adversely affect the owner's ability to sell or rent the property or borrow using the real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the clean-up costs of the substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person.

         Environmental, health and safety laws and common law principles also govern the presence, maintenance and removal of hazardous substances, including asbestos-containing materials, or ACMs, into the air. Many such laws permit third parties, including employees and independent contractors, to seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances, including ACMs. In connection with the ownership of the hotels, we may be considered an owner or operator and therefore may be potentially liable for any such costs. We obtained Phase I environmental site assessments prior to the acquisition of each hotel. The purpose of these Phase I reports is to identify potential sources of contamination for which a hotel may be responsible and to assess the status of environmental regulatory compliance. However, Phase I reports do not address the presence of asbestos, lead paint, radon or other indoor air pollution. The Phase I reports have not revealed any environmental condition, liability or compliance concern that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such condition, liability or concern. However, these reports may not reveal all environmental conditions, liabilities or compliance concerns. For example, asbestos has been found at two of our hotels, but we do not believe that this finding has any material adverse effect on our business, assets or the results of operations of these hotels. Further, there may be material environmental conditions, liabilities or compliance concerns that arose at a hotel after the related Phase I report was completed of which we are otherwise unaware.

         LIABILITY FOR UNINSURED AND UNDERINSURED LOSSES COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION. In the event of a substantial loss, our insurance coverage may not be sufficient to pay the full current market value or current replacement cost of our lost investment. Each lease specifies comprehensive insurance to be maintained on the subject hotel, which we believe is comparable to that customarily obtained for or by an owner on real property assets. Leases for subsequently acquired hotels will contain similar provisions. Our board of directors will use its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on our investments at a reasonable cost and on suitable terms. Certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, and other acts of God, may be uninsurable or not economically insurable. In addition, we may not be able to use insurance proceeds to replace a damaged or destroyed property as a result of changes in building codes and ordinances, environmental considerations or other factors. In these circumstances, any insurance proceeds we receive might not be adequate to restore our economic position with respect to the damaged or destroyed property.

         THE COST OF COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT AND OTHER CHANGES IN GOVERNMENTAL RULES AND REGULATIONS COULD ADVERSELY AFFECT OUR CASH FLOW. Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our hotels substantially comply with these requirements, a determination that we are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, other governmental rules and regulations or enforcement policies affecting the use and operation of the hotels could change, including changes to building codes and fire and life safety codes. If we are required to spend money to comply with the ADA or other changes in governmental rules and regulations, our ability to make distributions to shareholders could be adversely affected.

         FLUCTUATIONS IN PROPERTY TAXES COULD ADVERSELY AFFECT OUR CASH FLOW. Real and personal property taxes on our current (and future) hotel properties may increase or decrease as property tax rates change and as the properties are assessed or reassessed by taxing authorities. An increase in property taxes could have an adverse effect on our ability to make distributions to shareholders.

THE PRICE OF OUR SECURITIES MAY BE AFFECTED BY CHANGES IN MARKET INTEREST RATES

         One of the factors that may influence the price of our common stock in public trading markets is the annual yield from distributions on our common stock as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of our common stock.

OUR BOARD OF DIRECTORS HAS LIMITED ABILITY TO CHANGE CERTAIN POLICIES

         Our major policies, including our acquisition, development, financing, growth, operations, debt capitalization and distribution policies, are determined by our board of directors. We cannot change our policy of limiting consolidated debt to 60% of our investment in hotel properties, at cost, without shareholder approval. In addition, the approval of two-thirds of the number of shares of common stock entitled to vote is necessary to change our policy of seeking to maintain qualification as a REIT.

THE ABILITY OF OUR SHAREHOLDERS TO EFFECT A CHANGE IN CONTROL IS LIMITED

         STOCK OWNERSHIP LIMITATIONS COULD INHIBIT CHANGES IN CONTROL. Our articles of incorporation provide that no shareholder may own, directly or indirectly, more than 9.9% of any class of our outstanding stock. This limitation may have the effect of precluding acquisition of control by a third party without the approval of our board of directors.

         OUR ABILITY TO ISSUE PREFERRED STOCK COULD INHIBIT CHANGES IN CONTROL. Our articles of incorporation authorize the board of directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights of any shares of preferred stock issued. As of the date of this prospectus, there are 3,000,000 shares of preferred stock outstanding. Issuing additional preferred stock could have the effect of delaying or preventing a change in control even if a change in control were in our shareholders' interest.

         NORTH CAROLINA ANTI-TAKEOVER STATUTES COULD INHIBIT CHANGES IN CONTROL. As a North Carolina corporation, we are subject to various statutes which impose restrictions and require procedures with respect to certain takeover offers and business combinations, which may include combinations with interested shareholders and share repurchases from certain shareholders.

WE ARE SUBJECT TO TAX RISKS AS A RESULT OF OUR REIT STATUS

         We have operated and intend to continue to operate so as to qualify as a REIT for federal income tax purposes. Our continued qualification as a REIT will depend on our continuing ability to meet various requirements concerning the ownership of our outstanding stock, the nature of our assets, the sources of our income, and the amount of distributions to our shareholders.

         In order to qualify as a REIT, we generally are required each year to distribute to our shareholders at least 95% of our taxable income, other than any net capital gain. To the extent that we meet the 95% distribution requirement, but distribute less than 100% of our taxable income, we will be required to pay income tax on our undistributed income. The U.S. Congress recently passed legislation that would reduce the 95% distribution requirement to 90%. We cannot assure you that this legislation will be enacted into law. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount we pay out to our shareholders in a calendar year is less than a minimum amount specified under the federal tax laws. The requirement to distribute a substantial portion of our net taxable income could cause us to distribute amounts that otherwise would be spent on future acquisitions, unanticipated capital expenditures or repayment of debt, which would require us to borrow funds or to sell assets to fund the costs of such items.

         We have made, and intend to continue to make, distributions to our shareholders to comply with the 95% distribution requirement and to avoid corporate income tax and the nondeductible excise tax. Our income consists of our share of the income of the partnership, and our cash available for distribution consists of our share of cash distributions from the partnership. Differences in timing between the recognition of taxable income and the receipt of cash available for distribution due to the seasonality of the hotel industry could require us to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax.

         If we were to fail to qualify as a REIT for any taxable year, we would not be allowed to deduct our distributions to our shareholders in computing our taxable income. Furthermore, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Unless we are entitled to relief under the federal income tax laws, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost our qualification. As a result, our cash available for distribution would be reduced for each of the years involved. Although we currently operate and intend to continue to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors, with the consent of shareholders holding at least two-thirds of the common stock entitled to vote, to revoke the REIT election.

YEAR 2000 ISSUE COULD HAVE A NEGATIVE IMPACT ON OUR OPERATIONS AND FINANCIAL RESULTS

         The "Year 2000 Issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If our computer programs or the computer programs of one of our service providers, contractors, suppliers, franchisors, or lessees are not Year 2000 compliant, they may recognize a date using "00" as the Year 1900 rather than the Year 2000. If not corrected, this could result in a system failure or miscalculations causing disruptions of operations. We have identified our Year 2000 risk in three categories: internal software and embedded chip technology, external noncompliance by service providers, contractors and suppliers, and external noncompliance by franchisors and lessees.

         INTERNAL SOFTWARE AND EMBEDDED CHIP TECHNOLOGY. We anticipate that we will achieve full compliance with regard to internal software and embedded chip technology by October 1999. Virtually all of our internal software are current versions of off-the-shelf, name-brand software. Our hardware systems, which include computer hardware, a phone system, copiers and facsimile machines, also contain embedded chip technology. These systems, except for the phone system, are fully compliant. The current phone system will be replaced with a new, fully compliant phone system in October 1999. The majority of our hardware has been installed in the last twelve months.

         EXTERNAL NONCOMPLIANCE BY SERVICE PROVIDERS, CONTRACTORS AND SUPPLIERS. We have identified and contacted our significant service providers, contractors and suppliers to determine the extent to which we are vulnerable to their failure to remedy their own Year 2000 issues. We have received information concerning the Year 2000 compliance status of several of our significant service providers, contractors and suppliers. At the date of this prospectus, some of the service providers, contractors and suppliers have indicated they are already Year 2000 compliant, however, most have responded that they are in the process of becoming Year 2000 compliant. None have indicated that they will not be Year 2000 compliant by December 31, 1999. We will continue to monitor the progress of all significant service providers, contractors and suppliers who have not yet indicated they are Year 2000 compliant. To the extent that responses to Year 2000 readiness are unsatisfactory, our contingency plan is to attempt to change significant service providers, contractors or suppliers to those who have demonstrated Year 2000 readiness, but we cannot assure you that we will be successful in finding such alternative service providers, contractors or suppliers. In the event that any of our significant service providers, contractors or suppliers do not successfully and timely achieve Year 2000 compliance, and we are unable to replace them with alternate service providers, contractors or suppliers, our business or operations could be materially and adversely affected.

         EXTERNAL NONCOMPLIANCE BY FRANCHISORS AND LESSEES. We have significant relationships with certain nationally recognized hotel franchisors and lessees. These franchisors have national reservation systems on which we rely to receive a significant portion of revenue under our leases. We have received information concerning the Year 2000 compliance status of all of our franchisors and lessees. At the date of this prospectus, some of the franchisors and lessees have indicated they are already Year 2000 compliant, however, most have responded that they are in the process of becoming Year 2000 compliant. None have indicated that they will not be Year 2000 compliant by December 31, 1999. We will continue to monitor the progress of all franchisors and lessees who have not yet indicated they are Year 2000 compliant. In the event that any of these franchisors and lessees do not successfully and timely achieve Year 2000 compliance, our business or operations could be materially and adversely affected.

         Historical costs incurred to address the Year 2000 problem are approximately $450,000. We have not yet developed a final cost estimate related to resolving Year 2000 issues.

                          DESCRIPTION OF CAPITAL STOCK

         Under our articles of incorporation, the total number of shares of all classes of stock that we are authorized to issue is 60,000,000, consisting of 50,000,000 shares of common stock, $.01 par value per share and 10,000,000 shares of preferred stock, $.01 par value per share. The description of our capital stock set forth below describes certain general terms and provisions of the capital stock. The following description does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation and our bylaws.

COMMON STOCK

         Under our articles of incorporation, we have the authority to issue up to 50,000,000 shares of common stock. Under North Carolina law, shareholders generally are not responsible for a corporation's debts or obligations. At August 31, 1999, we had 16,373,843 shares of common stock outstanding.

         The holders of our common stock are entitled to one vote per share on all matters voted on by shareholders, including election of directors. Except as otherwise required by law or our articles of incorporation or provided in any resolution adopted by the board of directors with respect to any series of preferred stock, the holders of such shares exclusively possess all voting power. Our articles of incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to such distributions as may be declared from time to time by the board of directors from funds available therefor, and upon liquidation are entitled to receive pro rata all of our assets available for distribution to such holders. Upon issuance and delivery following redemption of units, all shares of common stock offered hereby will be fully paid and nonassessable and the holders thereof will not have preemptive rights.

         Our common stock is subject to certain restrictions upon the ownership and transfer thereof which were adopted for the purpose of enabling us to preserve our status as a REIT. For a description of such restrictions, see "Restrictions on Ownership of Common Stock."

         Our common stock currently is traded on the New York Stock Exchange under the symbol "WXH." The transfer agent and registrant for our common stock is Boston Equiserve, L.P., Boston, Massachusetts. We will apply to the New York Stock Exchange or any securities exchange on which our common stock is listed to list any additional shares of common stock to be sold pursuant to this prospectus.

PREFERRED STOCK

         The board of directors is authorized to provide for the issuance of up to 10,000,000 shares of preferred stock from time to time, in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. We have designated 3,000,000 shares as Series A preferred stock, all of which are outstanding as of the date of this prospectus. The terms of the Series A preferred stock include:

         --       cumulative annual dividends of $2.3125 per share payable
                  before any distributions may be paid to our common
                  shareholders;
         --       a liquidation preference of $25.00;

         -- redemption rights at our option exercisable for $25 per share in cash, plus accrued and unpaid dividends, beginning on September 28, 2001; and
         -- redemption rights at our option upon a change of control (as defined in our articles of incorporation) exercisable at a redemption price ranging from $25.05 to $25.80 per share, depending on the date of the change of control, until September 28, 2001.

Holders of Series A preferred stock do not have a right to vote in elections of directors or on any other matter, except as required by law or as specifically required under our articles of incorporation. Our articles of incorporation permit the Series A preferred stock to vote (1) to elect two additional directors to our board in the event that we have not made distributions with respect to the Series A preferred stock for a period of at least six quarters, until all dividends accumulated through the current dividend period have been paid and (2) on amendments to our articles of incorporation that materially and adversely affect the rights, preferences, privileges or voting power of the Series A preferred stock.

         Because the board of directors has the power to establish the preferences and rights of each class or series of preferred stock, the board of directors may afford the holders of any series or class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of common stock. The issuance of additional shares of preferred stock could have the effect of delaying or preventing a change in control.

         Our preferred stock is subject to certain restrictions upon the ownership and transfer thereof for the purpose of enabling us to preserve our status as a REIT, as more fully described in our articles of incorporation.

ARTICLES OF INCORPORATION AND BYLAW PROVISIONS

         Number of Directors; Removal; Filling Vacancies

         Our articles of incorporation and bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will consist of not less than three nor more than nine persons, subject to increase or decrease by the shareholders or by the affirmative vote of 80% of the members of the entire board of directors. At all times a majority of the directors shall be directors who do not serve as our officers or employees or as officers or employees of our subsidiaries and are not affiliates of any of our advisors, any lessee of any of our properties, or any of our affiliates ("independent directors"), except that upon the death, removal or resignation of an independent director, this requirement shall not be applicable for 60 days. The common stock shareholders are entitled to vote on the election or removal of directors, with each share entitled to one vote. Our bylaws provide that, subject to any rights of holders of preferred stock, and unless the board of directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, provided that independent directors shall nominate and approve directors to fill vacancies created by independent directors. Accordingly, the board of directors could temporarily prevent any shareholder from enlarging the board of directors and filling the new directorships with that shareholder's own nominees. Any director so elected shall hold office until the next annual meeting of shareholders.

         A director, other than a director elected by our preferred shareholders, may be removed with or without cause by the vote of the holders of 75% of the outstanding shares of common stock entitled to vote for directors at a special meeting of the shareholders called for the purpose of removing him.

         Limitation of Liability; Indemnification

         Our articles of incorporation provide that to the maximum extent that North Carolina law in effect from time to time permits limitation of liability of directors and officers, none of our directors or officers shall be liable to us or our shareholders for money damages.

         Our articles of incorporation provide that we shall, to the fullest extent permitted by North Carolina law, indemnify any director, officer, employee or agent. In connection with their indemnification, we may advance expenses to such persons. Any indemnification by us pursuant to the provisions of our articles of incorporation shall be paid out of our assets and shall not be recoverable from our shareholders. We have purchased director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above. To the extent that the foregoing indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and, therefore, unenforceable.

         Amendment

         Except as otherwise required by our articles of incorporation or by law, our articles of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares of common stock, with the shareholders voting as a voting group with one vote per share. Our bylaws may be amended by the board of directors or by vote of the holders of a majority of the outstanding shares of common stock, except that the bylaws governing the number of directors, removal of directors, quorum for directors' meetings and sales involving conflicts of interest can only be changed by a vote of 75% of outstanding shares entitled to vote for directors.

NORTH CAROLINA ANTI-TAKEOVER STATUTES

         North Carolina has adopted a series of statutes that may deter takeover attempts or tender offers, including offers or attempts that might result in the payment of a premium over the market price for the common stock or that a shareholder might otherwise consider in our best interest. These statutes provide takeover protections in addition to the provisions in our articles of incorporation and bylaws described above.

         We are subject to the North Carolina Control Share Acquisition Act (the "Control Share Act"). The provisions of the Control Share Act are triggered upon the acquisition by a person of shares of our voting stock that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Control Share Act, the shares acquired in such a transaction that meet or exceed any of these thresholds ("Control Shares") have no voting rights until conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of Control Shares, any of our officers and any of our employees who is also a director. If voting rights are conferred on the Control Shares, all of our shareholders have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any Control Shares. The aggregate effect of these provisions may be to delay or prevent attempts by other corporations or groups to acquire control without negotiation with the board of directors.

         The North Carolina Shareholder Protection Act (the "Shareholder Protection Act") requires the affirmative vote of 95% of a corporation's voting shares to approve a "business combination" with any person that beneficially owns more than 20% of the voting shares of the corporation unless the fair price provisions of the Shareholder Protection Act are satisfied. Under the Shareholder Protection Act, a "business combination" is defined as any merger or consolidation of a corporation with or into any other corporation, or the sale or lease of all or any substantial part of the corporation's assets to, or any payment, sale or lease to the corporation or any subsidiary thereof in exchange for securities of the corporation or any assets (except assets having an aggregate fair market value of less than $5 million) of any other entity.

                    RESTRICTIONS ON OWNERSHIP OF COMMON STOCK

         For us to qualify as a REIT under the federal tax laws, we must satisfy restrictions on the ownership of shares of our capital stock. See "Federal Income Tax Consequences of Our Status as a REIT -- Requirements for Qualification." Because our board of directors believes it is essential for us to continue to qualify as a REIT, our articles of incorporation restrict the acquisition of shares of our capital stock (the "Ownership Limitation").

         The Ownership Limitation provides that, subject to certain exceptions specified in our articles of incorporation, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the federal income tax laws, more than 9.9% of the outstanding shares of common stock or more than 9.9% of the outstanding Series A preferred stock. The board of directors may, but in no event is required to, waive the Ownership Limitation if evidence satisfactory to the board of directors is presented that ownership in excess of such amount will not jeopardize our status as a REIT. As a condition of such waiver, the board of directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving our REIT status. If shares in excess of the Ownership Limitation, shares which would cause us to be beneficially owned by fewer than 100 persons, shares which would cause us to be "closely held," or shares which would cause us to own 10% or more of a tenant of our property, are issued or transferred to any person, such issuance or transfer will be null and void and the intended transferee will acquire no rights to the shares.

         The Ownership Limitation will not be automatically removed even if the REIT provisions of the federal income tax laws are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the Ownership Limitation would require an amendment to our articles of incorporation. In addition to preserving our status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control without the approval of our board of directors. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

         All persons who own, directly or by virtue of the attribution provisions of the federal income tax laws, 5% or more of our outstanding common stock and any shareholder we request must file an affidavit with us containing the information specified in our articles of incorporation with respect to their ownership of shares within 30 days after January 1 of each year. In addition, upon our demand, each shareholder is required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of directors deems necessary to comply with the provisions of the federal income tax laws applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

                               REDEMPTION OF UNITS

GENERAL

         In accordance with the partnership agreement, each limited partner may, subject to limitations, require that the partnership redeem all or a portion of his units by delivering a notice of exercise of redemption right to the partnership. Upon redemption, each redeeming limited partner will receive, at the option of the partnership, either (1) a number of shares of our common stock equal to the number of units redeemed (subject to certain anti-dilution adjustments) or (2) cash in an amount equal to the market value of the number of shares of common stock he would have received pursuant to (1) above. The market value of the common stock for this purpose will be equal to the average of the closing trading prices of our common stock or substitute information (if no such closing price is available) for the ten consecutive trading days before the day on which the redemption notice was received by the partnership.

         In lieu of the partnership redeeming units, we, in our sole discretion, have the right to assume directly and satisfy the redemption right of a limited partner described in the preceding paragraph. We anticipate that we generally will elect to assume directly and satisfy any redemption right exercised by a limited partner through the issuance of shares pursuant to this or a future prospectus, whereupon we will acquire the units being redeemed. Such an acquisition will be treated as a sale of the units to us for federal income tax purposes. See "-- Tax Consequences of Redemption." Upon redemption, a limited partner's right to receive distributions with respect to the units redeemed will cease.

         A limited partner must notify us, as the general partner, of its desire to require the partnership to redeem units by sending a notice of exercise of redemption right. A limited partner must request the redemption of at least 100 units (or all of the units held by such holder, if less than 100 are so held).

TAX CONSEQUENCES OF REDEMPTION

         The following discussion summarizes certain federal income tax considerations that may be relevant to a limited partner who exercises his right to require the redemption of his units.

         Tax Treatment of Redemption of Units. If we assume and perform the redemption obligation, the partnership agreement provides that the redemption will be treated by us, the partnership and the redeeming limited partner as a sale of units by the limited partner to us at the time of the redemption. In that event, the sale will be fully taxable to the redeeming limited partner, and the redeeming limited partner will be treated as realizing for tax purposes an amount equal to the sum of the cash or the value of the common stock received in connection with the redemption plus the amount of any partnership liabilities allocable to the redeemed units at the time of redemption. The determination of the amount of gain or loss is discussed more fully below. If we do not elect to assume the obligation to redeem a limited partner's units and the partnership redeems the units for cash or shares of common stock that we contribute to the partnership to effect the redemption, the redemption likely would be treated for tax purposes as a sale of the units to us in a fully taxable transaction, although the matter is not free from doubt. In that event, the redeeming partner would be treated as realizing an amount equal to the sum of the cash or the value of the shares of common stock received in connection with the redemption plus the amount of any partnership liabilities allocable to the redeemed units at the time of the redemption. The determination of the amount of gain or loss in the event of sale treatment is discussed more fully below.

         If the partnership chooses to redeem a limited partner's units for cash that is not contributed by us to effect the redemption, the tax consequences would be the same as described in the previous paragraph, except that if the partnership redeems less than all of a limited partner's units, the limited partner would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any partnership liabilities allocable to the redeemed units, exceeded the limited partner's adjusted basis in all of that limited partner's units immediately before the redemption.

         Tax Treatment of Disposition of Units by Limited Partner Generally. If a unit is redeemed in a manner that is treated as a sale of the unit, or a limited partner otherwise disposes of a unit, the determination of gain or loss from sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the tax basis in such unit. See "--Basis of Units." Upon the sale of a unit, the "amount realized" will be measured by the sum of the cash and fair market value of the common stock received plus the amount of any partnership liabilities allocable to the unit sold. To the extent that the amount of cash or property received plus the allocable share of any partnership liabilities exceeds the limited partner's basis for the unit disposed of, such limited partner will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of the common stock received upon such disposition.

         Except as described below, any gain recognized upon a sale or other disposition of units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a unit attributable to a limited partner's share of "unrealized receivables" of the partnership, as defined in the federal income tax laws, exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the partnership had sold its assets at their fair market value at the time of the transfer of a unit.

         Basis of Units. In general, a limited partner who was deemed at the time of the issuance of his units to have received his units upon liquidation of a partnership had an initial tax basis in his units equal to his basis in his partnership interest at the time of the liquidation. Similarly, in general, a limited partner who at the time of the issuance of his units contributed a partnership interest in exchange for his units had an initial tax basis in the units equal to his basis in the contributed partnership interest. A limited partner's initial tax basis in his units generally is increased by (1) such limited partner's share of partnership taxable income and (2) increases in his share of liabilities of the partnership, including any increase in his share of liabilities occurring in connection with the issuance of the units. Generally, the limited partner's basis in his units is decreased, but not below zero, by
(A) his share of partnership distributions, (B) decreases in his share of liabilities of the partnership, including any decrease in his share of liabilities of the partnership occurring in connection with the transactions resulting in the issuance of the units, (C) his share of losses of the partnership, and (D) his share of nondeductible expenditures of the partnership that are not chargeable to capital.

         Potential Application of Disguised Sale Rules to a Redemption of Units. There is a risk that a redemption of units may cause the original transfer of property to the partnership in exchange for units to be treated as a "disguised sale" of property. The federal income tax laws generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration, including the assumption of or taking subject to a liability, from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are, when viewed together, presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. If, however, two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

         Accordingly, if a unit is redeemed, the Internal Revenue Service could contend that the disguised sale rules apply because the limited partner will receive cash or shares of common stock subsequent to his previous contribution of property to the partnership. In that event, the Internal Revenue Service could contend that the transactions in connection with the issuance of the units themselves were taxable as a disguised sale. Any gain recognized thereby may be eligible for installment reporting under the federal income tax laws, subject to limitations.

COMPARISON OF OWNERSHIP OF UNITS AND SHARES OF COMMON STOCK

         If you exercise your redemption right, we will determine whether you receive cash or common shares in exchange for your units. If you receive shares of common stock, you will become a shareholder in Winston Hotels rather than a holder of units in the partnership. Generally, the nature of an investment in shares of our common stock is substantially equivalent economically to an investment in units in the partnership. Since the partnership makes distributions to its partners on a per unit basis and we own one unit for each outstanding share of common stock, a holder of a share of common stock generally receives the same distribution that a holder of a unit receives, and shareholders and unit holders generally share in the risks and rewards of ownership in the enterprise being conducted by us (both through us and the partnership). However, there are some differences between ownership of units and ownership of shares of common stock, some of which may be material to investors.

         The information below highlights a number of significant differences between us and the partnership relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation, and compares certain legal rights associated with the ownership of units and common stock, respectively. These comparisons are intended to assist limited partners of the partnership in understanding how their investment will be changed if their units are redeemed for common stock. This discussion is summary in nature and does not constitute a complete discussion of these matters. Holders of units should carefully review the balance of this prospectus, the registration statement of which this prospectus is a part and the documents incorporated by reference in this prospectus for additional important information about us.

         Form of Organization and Assets Owned. The partnership is organized as a North Carolina limited partnership. We are organized as a North Carolina corporation. We elected to be taxed as a REIT under the federal income tax laws beginning with our taxable year ended December 31, 1994 and intend to maintain our qualification as a REIT. We own an interest in 51 hotels through our ownership interest in the partnership.

         Length of Investment. The partnership has a slated termination date of December 31, 2050, although it may be terminated earlier under certain circumstances. See "Description of the Partnership and Units - Term." We have a perpetual term and intend to continue our operations for an indefinite time period.

         Purpose and Permitted Investments. The purpose of the partnership includes the conduct of any business that may be lawfully conducted by a limited partnership formed under North Carolina law, except that the partnership agreement requires the business of the partnership to be conducted in a manner that will permit us to be classified as a REIT under the federal income tax laws, unless we cease to qualify as a REIT for reasons other than the conduct of the business of the partnership. The partnership may, subject to the foregoing limitation, invest in or enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

         Additional Equity. The partnership is authorized to issue units and other partnership interests to the partners or to other persons for such consideration and on such terms and conditions as we, as the general partner, in our sole discretion, may deem appropriate. In addition, we may cause the partnership to issue additional units to us, as the general partner, or other partnership interests in one or more different series or classes which may be senior to the units, in conjunction with the offering of our securities having substantially similar rights, in which the proceeds thereof are contributed to the partnership. Consideration for additional partnership interests may be cash or other property or other assets permitted by North Carolina law.

         Under our articles of incorporation, the total number of shares of all classes of stock that we have the authority to issue is 60,000,000, consisting of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of the date of this prospectus, 16,373,843 shares of common stock and 3,000,000 shares of Series A preferred stock are outstanding. Our board of directors may issue, in its discretion, additional equity securities consisting of common stock or preferred stock, provided that the total number of shares issued does not exceed the authorized number of shares of capital stock set forth in our articles of incorporation. As long as the partnership is in existence, the proceeds of all equity capital raised by us will be contributed to the partnership in exchange for units or other interests in the partnership.

         Borrowing Policies. Our articles of incorporation limit consolidated debt to 60% of our investment in hotel properties, at cost, after giving effect to our use of proceeds from any indebtedness. For purposes of calculating our consolidated debt, any debt incurred by the partnership is included.

         Management and Control. All management and control over the business of the partnership are vested in us, as the general partner of the partnership, and no limited partner of the partnership has any right to participate in or exercise management or control over the business of the partnership. Other than restrictions precluding investments by the partnership that would adversely affect our qualification as a REIT, there are no restrictions upon the partnership's authority to enter into certain transactions, including among others, making investments, lending partnership funds, or reinvesting the partnership's cash flow and net sale or refinancing proceeds. Upon the occurrence of an event of bankruptcy or our dissolution, we shall be deemed to be removed as general partner automatically; otherwise, we may not be removed as general partner by the limited partners with or without cause.

         Our board of directors has exclusive control over our business and affairs subject to the restrictions in our articles of incorporation and bylaws. The policies adopted by the board of directors may be altered or eliminated without a vote of the shareholders. Accordingly, except for their vote in the elections of directors, shareholders have no control over our ordinary business policies. Neither our articles of incorporation nor our bylaws impose any restrictions upon the types of investments made by us except that under our articles of incorporation the board of directors is prohibited from taking any action that would terminate our REIT status without the approval of the holders of two-thirds of the outstanding shares of our common stock.

         Fiduciary Duties. Under North Carolina law, as general partner of the partnership, we are accountable to the partnership as a fiduciary and, consequently, are required to exercise good faith in all of our dealings with respect to partnership affairs. However, under the partnership agreement, we are under no obligation to take into account the tax consequences to any limited partner of any action taken by us as general partner, and we will have no liability to a limited partner as a result of any liabilities or damages incurred or suffered by or benefits not derived by a limited partner as a result of our action or inaction so long as we acted in good faith.

         Under North Carolina law, our directors must perform their duties in good faith, in a manner that they believe to be in our best interest and with the care an ordinarily prudent person would exercise under similar circumstances. Our directors who act in such a manner generally will not be liable to us for monetary damages arising from their activities.

         Limitation of Liability and Indemnification of Management. The partnership agreement generally provides that, as general partner, we will incur no liability for monetary damages to the partnership or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if we acted in good faith. In addition, we are not responsible for any misconduct or negligence on the part of our agents provided we appointed such agents in good faith. As general partner, we may consult with legal counsel, accountants, consultants, real estate brokers and other persons, and any action we take or omit to take in reliance upon the opinion of such persons, as to matters which we reasonably believe to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion. The partnership agreement also provides for indemnification of us, as general partner, our directors and officers, and such other persons as we may from time to time designate, against any and all losses, claims, damages, liabilities (joint or several), expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the partnership in which such person may be involved, or is threatened to be involved, provided that the partnership will not indemnify any such person (1) for an act or omission of such person that was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) who actually received an improper benefit in money, property or services or (3) who, in the case of any criminal proceeding, had reasonable cause to believe that the act or omission was unlawful.

         For a discussion of limitations on liability of our officers and directors, see "Description of Capital Stock--Limitation of Liability; Indemnification."

         Anti-Takeover Provisions. Except in limited circumstances, as general partner of the partnership, we have exclusive management power over the business and affairs of the partnership. We may not be removed as general partner by the limited partners with or without cause. Under the partnership agreement, we have the sole discretion to prevent a limited partner from transferring his interest or any rights of approval to deter, delay or hamper attempts by persons to acquire a controlling interest in the partnership. See "Description of the Partnership and Units--Transferability of Interests."

         Voting Rights. Under the partnership agreement, the limited partners have voting rights only under certain circumstances, including certain amendments of the partnership agreement, as described more fully below. Otherwise, all decisions relating to the operation and management of the partnership are made by us as the general partner. See "--Management and Control." As of August 31, 1999, we held approximately 90.4% of the outstanding units and 100% of the outstanding preferred units. As units held by limited partners are redeemed, our percentage ownership of the units will increase. If additional units are issued to third parties, our percentage ownership of the units will decrease.

         Our shareholders have the right to vote on, among other things, a merger or sale of substantially all of our assets, certain amendments to our articles of incorporation and our dissolution. All shares of common stock have one vote. Shares of Series A preferred stock have limited voting rights as set forth in our articles of incorporation and summarized in this prospectus. Our articles of incorporation permits our board of directors to classify and issue preferred stock in one or more series having voting power which may differ from that of the common stock. See "Description of Capital Stock--Preferred Stock."

         Amendment of the Partnership Agreement or the Articles of Incorporation. The partnership agreement may be amended by us, as general partner, without the consent of the limited partners (except us or our wholly-owned subsidiaries) in any respect, except that certain amendments affecting the fundamental rights of a limited partner must be approved by consent of limited partners holding more than 50% of the units held by the limited partners (other than units held by us or our wholly-owned subsidiaries). Such consent is required for any amendment that would (1) adversely affect the redemption rights, (2) adversely affect the rights of limited partners to receive distributions payable to them under the partnership agreement, (3) materially alter the partnership's profit and loss allocations, or (4) impose any obligation upon the limited partners to make additional capital contributions to the partnership.

         For a description of the vote of shareholders required to amend our articles of incorporation, see "Description of Capital Stock - Articles of Incorporation and Bylaw Provisions - Amendment."

         Vote Required to Dissolve Winston Hotels or the Partnership. At any time prior to December 31, 2050 (upon which date the partnership shall terminate), as general partner, we may elect to dissolve the partnership in our sole discretion. Dissolution shall also occur upon (1) our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue the partnership), (2) the passage of 90 days after the sale or other disposition of all or substantially all the assets of the partnership or (3) the redemption of all limited partnership interests in the partnership (other than those held by us, if any).

         Under North Carolina law, our board of directors must obtain approval of a majority of votes entitled to be cast upon such proposal in order to dissolve us.

         Vote Required to Sell Assets or Merge. Under the partnership agreement, the sale, exchange, transfer or other disposition of all or substantially all of the partnership's assets or merger or consolidation of the partnership requires only our consent, as general partner. Under North Carolina law, any merger or share exchange involving us requires the separate approval of our board of directors and each group entitled to vote on the matter by a majority of all votes entitled to be cast by such group. Under North Carolina law, unless the articles of incorporation provide otherwise, the sale of all or substantially all of our assets otherwise than in the normal course of business requires the approval of our board of directors and a majority of all the votes entitled to be cast on the transaction. Shareholder approval is not required for the sale of our assets in the usual and regular course of business.

         Compensation, Fees and Distributions. We do not receive any compensation for our services as general partner of the partnership. As a partner in the partnership, however, we have the same right to allocations and distributions as other partners of the partnership, subject to our rights as the sole holder of outstanding preferred units. In addition, the partnership will reimburse us for all expenses we incur relating to the ongoing operation of the partnership and any offering of partnership units or other partnership interests.

         Liability of Investors. Under the partnership agreement and applicable state law, the liability of the limited partners for the partnership's debts and obligations is generally limited to the amount of their investment in the partnership, and limited partners are generally not liable for any debts, liabilities, contracts or obligations of the partnership.

         Under North Carolina law, our shareholders are not personally liable for our debts or obligations.

         Nature of Investments. The units constitute equity interests entitling each limited partner to his pro rata share of cash distributions made to the limited partners in the partnership. The partnership generally intends to retain and reinvest proceeds of the sale of property or excess refinancing proceeds in its business.

         The shares of our common stock constitute equity interests in Winston Hotels. We are entitled to receive our pro rata share of distributions made by the partnership with respect to the units, and each shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to our common stock. The dividends payable to the common shareholders are not fixed in amount and are only paid if and when declared by our board of directors and are subject to the preferential right of the Series A preferred stock to receive distributions. In order to qualify as a REIT, we must distribute at least 95% of our taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

         Potential Dilution of Rights. As general partner of the partnership, we are authorized, in our sole discretion and without the consent of the limited partners, to cause the partnership to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to the limited partners or to other persons on terms and conditions established by us.

         Our board of directors may issue, in its discretion, additional shares of our common stock and preferred stock with such powers, preferences and rights as the board of directors may designate at the time. The issuance of additional shares of either common stock or preferred stock may result in the dilution of interests of the shareholders.

         Liquidity. Subject to certain exceptions, a limited partner may not transfer all or any portion of his units without (1) obtaining our prior written consent, as general partner of the partnership, which consent may be withheld in our sole and absolute discretion, and (2) meeting certain other requirements set forth in the partnership agreement. Notwithstanding the foregoing, subject to certain other restrictions, a limited partner may transfer his units to (1) the partnership or us in connection with the redemption of those units, (2) a corporation that is an affiliate, subsidiary or successor to a corporate limited partner making the transfer or (3) a member of a limited partner's immediate family or a trust for the benefit of a member of a partner's immediate family in a donative transfer that does not involve the receipt of any consideration. Limited partners should expect to hold their units until they redeem them for cash or shares of our common stock, or until the partnership terminates. The right of a transferee to become a substituted limited partner also is subject to certain requirements. If a transferee is admitted, the transferee will succeed to all economic rights and benefits attributable to such units (including the right to vote on or consent to actions of the partnership). We may require, as a condition of any transfer, that the transferring limited partner assume all costs incurred by the partnership in connection with such transfer.

         The shares of common stock issued pursuant to this prospectus upon redemption of units will be freely transferable as registered securities under the Securities Act. Our common stock is listed on the New York Stock Exchange under the symbol "WXH." Our Series A preferred stock is listed on the New York Stock Exchange under the symbol "WXH_pa."

         Federal Income Taxation. The partnership is not subject to federal income taxes. Instead, each holder of units includes its allocable share of the partnership's taxable income or loss in determining its individual federal income tax liability. As of August 1, 1999, the maximum federal income tax rate for individuals was 39.6%. Income and loss from the partnership generally is subject to the "passive activity" limitations. Under the "passive activity" rules, income and loss from the partnership that is considered "passive" income or loss generally can be offset against income and loss from other investments than constitute "passive activities" unless the partnership is considered a "publicly traded partnership," in which case income and loss from the partnership can only be offset against other income and loss from the partnership. Income of the partnership, however, that is attributable to dividends or interest does not qualify as passive income and cannot be offset with losses and deductions from a "passive activity." Cash distributions from the partnership are not taxable to a holder of units except to the extent they exceed such holder's basis in its interest in the partnership. Each year, holders of units will receive a Schedule K-1 tax form containing detailed tax information for inclusion in preparing their federal income tax returns. Holders of units are required in some cases, to file state income tax returns and/or pay state income taxes in the states in which the partnership owns property. In some states, the partnership is required to remit a withholding tax with respect to nonresident partners.

         We elected to be taxed as a REIT effective for our taxable year ended December 31, 1994. So long as we qualify as a REIT, we will be permitted to deduct distributions paid to our shareholders, which effectively will reduce or eliminate the "double taxation" that typically results when a corporation earns income and distributes that income to its shareholders in the form of dividends. A REIT, however, is subject to federal income tax on income that is not distributed and also may be subject to federal income and excise taxes in certain circumstances. The maximum federal income tax rate for corporations currently is 35% and for individuals is 39.6%. Dividends paid by us will be treated as "portfolio" income and cannot be offset with losses from "passive activities." Distributions made by us to our taxable domestic shareholders out of current or accumulated earnings and profits will be taken into account by them as ordinary income. Distributions that are designated as capital gain dividends generally will be taxed as long-term capital gain, subject to limitations. Distributions in excess of our current or accumulated earnings and profits will be treated as a non-taxable return of basis to the extent of a shareholder's adjusted basis in its common stock, with the excess taxed as capital gain. Each year, our shareholders, other than certain types of institutional investors, will receive IRS Form 1099, which is used by corporations to report dividends paid to their shareholders. Shareholders who are individuals generally should not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. We may be required to pay state income taxes in certain states.

                    DESCRIPTION OF THE PARTNERSHIP AND UNITS

GENERAL

         The partnership, including its wholly-owned subsidiary, owns 51 hotels. We are the sole general partner of the partnership. We hold approximately 90.4% of the units issued and 100% of the preferred units issued. The remaining approximately 9.6% of the issued units are held by limited partners who owned interests in selling corporations which conveyed several hotels to the partnership. The material terms of the units, including a summary of certain provisions of the partnership agreement, are set forth below. The following description of the terms and provisions of the units and certain other matters does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of North Carolina law and the partnership agreement. For a comparison of the voting and other rights of holders of the units and holders of our common stock, see "Redemption of Units -- Comparison of Ownership of Units and Shares of Common Stock."

         Through the ownership of the units, the limited partners hold interests in the partnership and all holders of the units (including us in our capacity as general partner) are entitled to share in cash distributions from, and in the profits and losses of, the partnership. Distributions by the partnership are made equally for each unit outstanding, subject to the prior payment of distributions on outstanding preferred units. Each unit generally receives distributions in the same amount as the cash dividends paid by us on each share of common stock. The distribution rights of the preferred units are preferential to the rights of the units.

         The units are not registered pursuant to the federal securities laws or any state securities law. The units cannot be sold, assigned, hypothecated, pledged, transferred or otherwise disposed of by a holder unless they are so registered or an exemption from such registration is available. In addition, the partnership agreement imposes restrictions on the transfer of the units, as described below.

SERIES A PREFERRED UNITS

         In connection with our sale to the public of 3,000,000 shares of our Series A preferred stock, we contributed the net proceeds to the partnership in exchange for 3,000,000 Series A preferred units. The terms of the Series A preferred units substantially track the terms of our Series A preferred stock. The preferred units have a liquidation preference of $25.00 per preferred unit, plus accrued but unpaid distributions. Annual distributions of $2.3125 are payable on each preferred unit and are preferential to distributions on the units. Beginning on September 28, 2001, the partnership may redeem the preferred units, in whole or in part, at any time or from time to time, for $25.00 in cash per preferred unit, plus accrued and unpaid distributions. Prior to September 28, 2001, the partnership may redeem the preferred units upon a change of control (as defined in the partnership agreement) at certain specified redemption prices ranging from $25.05 to $25.80 based on the date of the change of control. The preferred units also have certain preferences with respect to allocations. See "--Tax Matters; Profit and Loss Allocation."

ABILITY TO ENGAGE IN OTHER BUSINESSES; CONFLICTS OF INTEREST

         Subject to the terms of our articles of incorporation and any agreements between us, as the general partner, or our affiliates and the partnership, we and other persons (including our officers, directors, employees, agents and other affiliates) are not prohibited under the partnership agreement from engaging in other business activities, including business activities substantially similar or identical to those of the partnership, and we will not be required to present any business opportunities to the partnership or to any limited partner.

BORROWING BY THE PARTNERSHIP

         As general partner, we are authorized under the partnership agreement to cause the partnership to borrow money and to issue and guarantee debt as we deem necessary for the conduct of the activities of the partnership. Such debt may be secured by deeds to secure debt, mortgages, deeds of trust, pledges or other liens on the assets of the partnership. We may also cause the partnership to borrow money to enable the partnership to make distributions in an amount sufficient to permit us, so long as we qualify as a REIT, to avoid payment of federal income tax.

REIMBURSEMENT OF GENERAL PARTNER; TRANSACTIONS WITH THE GENERAL PARTNER AND ITS AFFILIATES

         We receive no compensation for our services as the general partner of the partnership. However, as a partner in the partnership, we have the same right, subject to our rights as holders of the Series A preferred units, to allocations, payments and distributions as other partners of the partnership. In addition, the partnership will reimburse us for all expenses we incur relating to the ownership and operation of or for the benefit of the partnership and any offering of units or other partnership interests.

         Except as expressly permitted by the partnership agreement, neither us nor any of our affiliates will sell, transfer or convey any property to, or purchase any property from, the partnership, directly or indirectly, except pursuant to transactions that are determined by us in good faith, in our sole and absolute discretion, to be fair and reasonable.

LIABILITY OF GENERAL PARTNER AND LIMITED PARTNERS

         As the general partner of the partnership, we are liable for all general obligations of the partnership to the extent not paid by the partnership. We are not liable for the non-recourse obligations of the partnership.

         The limited partners are not required to make further capital contributions to the partnership after their respective initial contributions are fully paid. Assuming that a limited partner acts in conformity with the provisions of the partnership agreement, the liability of the limited partner for obligations of the partnership under the partnership agreement and the Revised Uniform Limited Partnership Act will be limited, subject to certain possible exceptions, to the loss of the limited partner's investment in the partnership.

         The partnership is qualified to conduct business in each state in which it owns property and may qualify to conduct business in other jurisdictions. Maintenance of limited liability may require compliance with certain legal requirements of these jurisdictions and certain other jurisdictions. Limitations on the liability of a limited partner for the obligations of a limited partnership have not clearly been established in many states. Accordingly, if it were determined that the right, or exercise of the right by the limited partners, to make certain amendments to the partnership agreement or to take other action pursuant to the partnership agreement constituted "control" of the partnership's business for the purposes of the statutes of any relevant state, the limited partners might be held personally liable for the partnership's obligations. The partnership will operate in a manner we deem reasonable, necessary and appropriate to preserve the limited liability of the limited partners.

EXCULPATION AND INDEMNIFICATION OF THE GENERAL PARTNER

         The partnership agreement generally provides that, as general partner, we will incur no liability for monetary damages to the partnership or any limited partner for losses sustained or liabilities incurred as a result of errors to judgment or of any act or omission if we acted in good faith. In addition, we are not responsible for any misconduct or negligence on the part of our agents, provided we appointed such agents in good faith. We may consult with legal counsel, accountants, consultants, real estate brokers and other consultants and advisors, and any action we take or omit to take in reliance upon the opinion of such persons as to matters which we reasonably believe to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

         The partnership agreement also provides for indemnification for us, our directors and officers, and such other persons as we may from time to time designate, against any and all losses, claims, damages, liabilities (joint or several), expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the partnership to which such person may be involved, or is threatened to be involved, provided that the partnership shall not indemnify any such persons if it is established that (1) the act or omission of such person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) such person actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful.

SALE OF ASSETS

         Under the partnership agreement, we generally have the exclusive authority to determine whether, when and on what terms the assets of the partnership (including the hotels) will be sold.

REMOVAL OF THE GENERAL PARTNER; TRANSFER OF GENERAL PARTNER'S INTEREST

         The partnership agreement provides that we may not be removed as general partner by the limited partners. We may not transfer any of our interests as a partner except in connection with a merger or sale of all or substantially all of our assets. We may not sell all or substantially all of our assets, or enter into a merger, unless (1) we obtain the consent of the limited partners (other than us or our subsidiaries) holding more than 50% of the units (other than units held by us or our subsidiaries); (2) the sale or merger includes the sale of all or substantially all of the assets of, or the merger of, the partnership, with the partners of the partnership receiving substantially the same consideration in such transaction as holders of shares of our common stock or (3) we merge with or into another entity and substantially all of the assets of that entity are contributed to the partnership in exchange for partnership units.

TRANSFERABILITY OF INTERESTS

         We may not withdraw from the partnership voluntarily or transfer or assign our interest in the partnership unless the transaction in which the transfer occurs results in the limited partners' receipt of property in an amount equal to the amount they would have received had they redeemed their units immediately prior to such transaction, or unless our successor contributes substantially all of its assets to the partnership in return for an interest in the partnership. Subject to the exceptions described in "Comparison of Ownership of Units and Shares of Common Stock - Liquidity," the limited partners may not transfer their interests in the partnership without our consent, which consent may be withheld in our sole discretion. We may not consent to any transfer that would cause the partnership to be treated as a separate corporation for federal income tax purposes.

REDEMPTION RIGHTS FOR UNITS

         Pursuant to the partnership agreement, the limited partners have the right to cause the redemption of their interest in the partnership in exchange for shares of our common stock, or at our option, cash. Further, the redemption price will be paid in cash in the event that the issuance of common stock to the redeeming limited partner (1) would cause the ownership limitation described above to be exceeded by such partner, or any other person (unless this condition is expressly waived by us for a particular redemption transaction), or (2) otherwise would jeopardize our REIT status. The aggregate number of shares issuable upon exercise of the redemption rights is 1,738,580. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or our shareholders.

NO WITHDRAWAL BY LIMITED PARTNERS

         No limited partner has the right to withdraw from or reduce or receive the return of his capital contribution to the partnership, except as a result of the redemption or transfer of his units pursuant to the terms of the partnership agreement.

ISSUANCE OF ADDITIONAL PARTNERSHIP INTERESTS

         For a description of our ability to issue additional partnership interests, see "Redemption of Units--Comparison of Ownership of Units and Shares of Common Stock--Additional Equity."

MEETINGS

         The partnership agreement does not provide for annual meetings of the limited partners, and we do not anticipate calling such meetings.

AMENDMENT OF PARTNERSHIP AGREEMENT

         For a description of the amendment provisions of the partnership agreement, see "Redemption of Units--Comparison of Ownership of Units and Shares of Common Stock--Amendment of the Partnership Agreement or the Articles of Incorporation."

BOOKS AND REPORTS

         As general partner, we are required to keep the partnership's books and records at the specified principal office of the partnership. The limited partners have the right, subject to certain limitations, to inspect or to receive copies of the partnership's federal, state and local tax returns, a list of the partners and their last known business addresses, the partnership agreement, the partnership certificate and all amendments thereto, information about the capital contributions of each of the partners and any other documents and information required under North Carolina. Any partner or his duly authorized representative, upon paying duplicating, collection and mailing costs, is entitled to inspect or copy such records during ordinary business hours.

         We will furnish to each limited partner, within 90 days after the close of each fiscal year, an annual report containing financial statements of the partnership (or us, if consolidated financial statements including the partnership are prepared) for each fiscal year. The financial statements will be audited by a nationally recognized firm of independent public accountants that we select. In addition, within 45 days after the close of each fiscal quarter (other than the fourth quarter), we will furnish to each limited partner a report containing quarterly unaudited financial statements of the partnership (or us) and such other information as may be required by applicable law or regulation or as we deem appropriate.

         As general partner, we will use reasonable efforts to furnish to each limited partner, within 75 days after the close of each fiscal year of the partnership, the tax information reasonably required by the limited partners for federal and state income tax reporting purposes.

CAPITAL CONTRIBUTION

         We contributed to the partnership a portion of the net proceeds of our initial public offering and all of the net proceeds of our follow on offerings as capital contributions in exchange for units and

Series A preferred units. In connection with our contribution of the net proceeds of our follow on offerings (as required by the partnership agreement), the properties of the partnership were revalued to their fair market value (based on the offering price per share of our stock issued in our follow on offerings) and the capital accounts of the partners were adjusted to reflect the manner in which the unrealized gain or loss associated with such property would have been allocated among the partners under the terms of the partnership agreement if there had been a taxable disposition of such property for such fair market value of the date of the revaluation. The partnership agreement provides that if the partnership requires additional funds at any time or from time to time in excess of funds available to the partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the partnership on the same terms and conditions as are applicable to our borrowing of such funds. As an alternative to borrowing funds required by the partnership, we may contribute the amount of such required funds as an additional capital contribution to the partnership. If we so contribute additional capital to the partnership, we will receive additional units and our percentage interest in the partnership will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event that we contribute additional capital to the partnership. In addition, when we contribute additional capital to the partnership, we will revalue the property of the partnership to its fair market value as determined by us, and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss associated with such property that has not been reflected in the capital accounts previously would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for such fair market value on the date of the revaluation.

REGISTRATION RIGHTS

         Pursuant to the partnership agreement and registration rights agreements we have entered with two of the unit holders, we have agreed to pay all expenses of effecting the registration of the shares to be issued upon redemption of units, or the redemption shares, (other than any underwriter or broker discounts or commissions or any fees and expenses incurred by holders of redemption shares in connection with such registration which, according to the written instructions of any regulatory authority, we may not pay) pursuant to the registration statement. We have also agreed to indemnify each holder of redemption shares and its officers and directors and any person who controls any holder against certain losses, claims, damages, liabilities and expenses arising under the securities laws. In addition, each holder of redemption shares has severally agreed to indemnify us and the other holders of redemption shares, and each of their respective directors and officers (including each of our directors and officers who signed the registration statement), and any person who controls us or any holder against other losses, claims, damages, liabilities, and expenses arising under the securities laws insofar as such loss, claim, damage or expense relates to written information furnished to us by such holder expressly for use in the registration statement or prospectus on any amendment or supplement thereto.

         We have no obligation to retain any underwriter to effect the sale of the shares of our common stock covered hereby.

TAX MATTERS; PROFIT AND LOSS ALLOCATIONS

         Pursuant to the partnership agreement, we are the tax matters partner of the partnership and, as such, have the authority to handle tax audits and to make tax elections under the federal income tax laws on behalf of the partnership.



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

         Profit of the partnership generally will be allocated first to us to the extent of the distribution preference on the Series A preferred units and then will be allocated among the partners in accordance with their respective percentage interests in the partnership based on the number of units held by the partners. Loss of the partnership generally will be allocated among the partners in acordance with their percentage interests.

DISTRIBUTIONS

         The partnership agreement provides that the partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the partnership's property in connection with the liquidation of the partnership) quarterly, in amounts determined by us in our sole discretion, first to us to the extent of the distribution preference on the Series A preferred units and then to the partners in accordance with their respective percentage interests in the partnership. Upon liquidation of the partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any loans made by partners, any remaining assets of the partnership will be distributed first to us to the extent of the liquidation preference on the Series A preferred units and then to all partners with positive capital accounts in accordance with their respective positive capital account balances. If we have a negative balance in our capital account following a liquidation of the partnership, we will be obligated to contribute cash to the partnership equal to the negative balance in our capital account.

TERM

         The partnership will continue until December 31, 2050, or until sooner dissolved upon (1) the bankruptcy, dissolution or withdrawal of us, as general partner (unless the limited partners elect to continue the partnership), (2) the sale or other disposition of all the assets of the partnership (except for such assets as we believe are required to wind up the affairs of the partnership),
(3) the redemption of all limited partnership interests in the partnership (other than those held by us, if any), or (4) the election by us, as general partner.


             FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

         This section summarizes the federal income tax issues that you, as a shareholder, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to shareholders that are subject to special treatment under the federal income tax laws, such as (1) insurance companies, (2) tax-exempt organizations, except to the extent discussed in "--Taxation of Tax-Exempt Shareholders" below, (3) financial institutions or broker-dealers, and (4) non-U.S. individuals and foreign corporations, except to the extent discussed in "--Taxation of Non-U.S. Shareholders" below.

         The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations thereof, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.



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

--------------------------------------------------------------------------------
         We urge you to consult your own tax advisor regarding the specific tax consequences to you of owning the common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such ownership and election, and regarding potential changes in applicable tax laws.
--------------------------------------------------------------------------------

TAXATION OF OUR COMPANY

         We elected to be taxed as a REIT under the federal income tax laws commencing with our taxable year ended December 31, 1994. We believe that we have operated in a manner intended to qualify as a REIT since our election to be a REIT and we intend to continue to so operate. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

         Our qualification as a REIT depends on our ability to meet on a continuing basis qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of our company and our shareholders if we fail to qualify as a REIT, see "--Failure to Qualify."

         If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our shareholders. The benefit of that tax treatment is that we avoid the "double taxation," or taxation at both the corporate and shareholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

-- We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our shareholders during, or within a specified time period after, the calendar year in which the income is earned.

-- We may be subject to the "alternative minimum tax" on any items of tax preference that we do not distribute or allocate to our shareholders.

-- We will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that we hold primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

-- We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

-- If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under "--Requirements for Qualification--Income Tests," and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by (2) a fraction intended to reflect our profitability.

-- If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed.

-- We may elect to retain and pay income tax on our net long-term capital gain.

-- If we acquire any asset from a C corporation, or a corporation generally subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference to the C corporation's basis in the asset, or another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax is the lesser of (1) the amount of gain that we recognize at the time of the sale or disposition and (2) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset. The rule described in this paragraph will apply assuming that we make an election under IRS Notice 88-19 upon our acquisition of an asset from a C corporation.

REQUIREMENTS FOR QUALIFICATION

         A REIT is a corporation, trust, or association that meets the following requirements:

         1.       it is managed by one or more trustees or directors;

         2. its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

         3. it would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

         4. it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

         5. at least 100 persons are beneficial owners of its shares or ownership certificates;

         6. not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include specified entities, during the last half of any taxable year;

         7. it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

         8. it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

         9. it meets other qualification tests, described below, regarding the nature of its income and assets.

         We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for such taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

         We believe that we have issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our articles of incorporation restrict the ownership and transfer of our common and preferred stock so that we should continue to satisfy requirements 5 and 6. The provisions of the articles of incorporation restricting the ownership and transfer of our common stock are described in "Restrictions on Ownership of Common Stock."

         We currently have one wholly-owned subsidiary, Winston Manager Corporation, and we may have additional corporate subsidiaries in the future. A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, Winston Manager Corporation and any other "qualified REIT subsidiary" that we acquire or form will be ignored, and all assets, liabilities, and items of income, deduction, and credit of each such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

         In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities, and items of income of the partnership, Winston SPE, LLC, a limited liability company 100% owned by the partnership that owns 14 of the hotels, and of any other partnership in which we acquire an interest are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.


         INCOME TESTS

         We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test includes:

--       rents from real property;

-- interest on debt secured by mortgages on real property or on interests in real property; and

-- dividends or other distributions on and gain from the sale of shares in other REITs.

         Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, or any combination of the foregoing. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both income tests. The following paragraphs discuss the specific application of these tests to us.

         Rents. Pursuant to the percentage leases, the lessees lease from the partnership the land, buildings, improvements, furnishings and equipment comprising the hotels for a 10 to 15-year period. For purposes of this discussion, the term "partnership" includes Winston SPE, LLC. The percentage leases provide that the lessee is obligated to pay to the partnership (1) the greater of a base rent or percentage rent and (2) other additional charges. The percentage rent is calculated by multiplying fixed percentages by the gross room revenues above and below established thresholds for each of the hotels, and for some hotels, a percentage of other income. The base rent accrues and is required to be paid monthly. Percentage rent is due monthly or quarterly. With respect to eleven of the hotels with respect to which the percentage rent is due quarterly, the lessee will not be in default for non-payment of percentage rent due in any calendar year if the lessee pays, within 90 days of the end of the calendar year, the excess of percentage rent due and unpaid over the base rent paid by the lessee with respect to such year. With respect to the other hotels, the lessee will be in default for the non-payment of percentage rent if it fails to pay, within 30 days of the end of each calendar quarter or 20 days of the end of each calendar month, the excess of percentage rent due and unpaid over the base rent paid year to-date with respect to such month or quarter.

         In order for the base rent, the percentage rent, and the additional charges to constitute "rents from real property," the following conditions must be met:

         -- First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

         -- Second, neither our company nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent.

         -- Third, all of the rent received under a lease of real property will not qualify as "rents from real property" unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease.

         -- Finally, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an "independent contractor" who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an "independent contractor," but instead may provide services directly, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "noncustomary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. The U.S. Congress has passed legislation that would allow us to own up to 100% of the stock of a "taxable REIT subsidiary," which could provide customary and noncustomary services to our tenants. See "--Asset Tests."

         As stated above, the percentage rent must not be based in whole or in part on the income or profits of any person. Percentage rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages:

         --       are fixed at the time the percentage leases are entered into;
         --       are not renegotiated during the term of the percentage leases in a manner that has the effect of basing percentage rent on income or profits; and
         --       conform with normal business practice.

More generally, the percentage rent will not qualify as "rents from real property" if, considering the percentage leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the percentage rent on income or profits. Because the percentage rent is based on fixed percentages of the gross room revenues from the hotels that are established in the percentage leases, and we have represented that the percentages (1) will not be renegotiated during the term of the percentage leases in a manner that has the effect of basing the percentage rent on income or profits and (2) conform with normal business practice, the percentage rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

         Second, we must not own, actually or constructively, 10% or more of any lessee (a "related party tenant"). The constructive ownership rules of the federal income tax laws generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not actually own any stock of any lessee. Various of our affiliates, which indirectly own interests in one of our lessees, may acquire our common stock by exercising their redemption rights. The partnership agreement, however, provides that if, upon a redemption of units, we would own, actually or constructively, 10% or more of any tenant, we must redeem the units for cash rather than our common stock. Our articles of incorporation likewise prohibit any person from owning, actually or constructively, 9.9% or more of our common stock. Thus, we should never own, actually or constructively, 10% or more of any lessee. Furthermore, we have represented that, with respect to other hotel properties that we acquire in the future, we will not lease any property to a "related party tenant." However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of shares of our common stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee at some future date.

         Third, our rent attributable to personal property leased in connection with a hotel must not exceed 15% of the rent received under the lease. The rent attributable to the personal property in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property in the hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the hotel at the beginning and at the end of such taxable year (the "adjusted basis ratio"). The adjusted basis ratio for each hotel does not exceed 15%. In addition, we will not acquire additional personal property for a hotel to the extent that such acquisition would cause the adjusted basis ratio for that hotel to exceed 15%. There can be no assurance, however, that the Internal Revenue Service will not assert that the personal property we acquire has a value in excess of its appraised value, or that a court will not uphold such assertion. The U.S. Congress has passed legislation that, for taxable years beginning after December 31, 2000, would calculate the amount of rent that a REIT receives with respect to personal property based on the relative fair market values of the REIT's real and personal property, instead of the relative adjusted bases of such property. Amounts paid pursuant to a lease in effect on July 12, 1999 or pursuant to a binding contract in effect on July 12, 1999 and at all times thereafter would be grandfathered. There can be no assurance that the such legislation will be enacted into law.

         Finally, neither we nor the partnership can furnish or render noncustomary services to the tenants of the hotels, or manage or operate the hotels, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. Provided that the percentage leases are respected as true leases, we should satisfy that requirement because neither we nor the partnership, performs, nor will we perform, any services other than customary ones for the lessees. Furthermore, we have represented that, with respect to each other hotel property that we acquire in the future, we will not perform noncustomary services with respect to the tenant of the property. As described above, however, if the percentage leases are recharacterized as service contracts or partnership agreements, the rent likely would be disqualified as "rents from real property" because the partnership would be considered to furnish or render services to the occupants of the hotels and to manage or operate the hotels other than through an independent contractor. In addition, we may provide a minimal amount of noncustomary services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. The U.S. Congress has passed legislation that would allow us to own up to 100% of the stock of a "taxable REIT subsidiary," which could provide customary and noncustomary services to our tenants. See "--Asset Tests."

         In order for the base rent, the percentage rent, and the additional charges to constitute "rents from real property," the percentage leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the percentage leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

         --       the intent of the parties;
         --       the form of the agreement;
         --       the degree of control over the property that is retained by the property owner, such as whether the lessee has substantial control over the operation of the property or whether the lessee is required simply to use its best efforts to perform its obligations under the agreement; and
         --       the extent to which the property owner retains the risk of loss with respect to the property, such as whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property.

         In addition, federal income tax law provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not:

         --       the service recipient is in physical possession of the
                  property;
         --       the service recipient controls the property;
         --       the service recipient has a significant economic or possessory interest in the property, such as whether the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property;
         --       the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract;

         -- the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient; and
         -- the total contract price does not substantially exceed the rental value of the property for the contract period.

Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

         We believe that the percentage leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts:

         -- the partnership and the lessees intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements;
         -- the lessees have the right to the exclusive possession, use, and quiet enjoyment of the hotels during the term of the percentage leases;
         -- the lessees bear the cost of, and are responsible for, day-to-day maintenance and repair of the hotels, other than the cost of maintaining underground utilities and structural elements, and dictate how the hotels are operated, maintained, and improved;
         -- the lessees bear all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the percentage leases, other than real and personal property taxes, property and casualty insurance, and the cost of replacement or refurbishment of furniture, fixtures and equipment, to the extent such costs do not exceed the allowance that the partnership provides for such costs under each percentage lease;
         -- the lessees benefit from any savings in the costs of operating the hotels during the term of the percentage leases;
         -- in the event of damage to or destruction of a hotel, the applicable lessee is at economic risk because it is obligated either (A) to restore the property to its prior condition, in which event it will bear all costs of such restoration in excess of any insurance proceeds, or (B) to offer to purchase the hotel for an amount generally equal to the fair market value of the property, less any insurance proceeds;
         -- each lessee has indemnified the partnership against all liabilities imposed on the partnership during the term of the percentage leases by reason of (A) injury to persons or damage to property occurring at the hotels, (B) its use, management, maintenance or repair of the hotels, (C) any environmental liability caused by acts or grossly negligent failures to act of the lessee, (D) taxes and assessments in respect of the hotels, other than real estate or personal property taxes, or
                  (E) any breach of the percentage leases or of any sublease of a hotel by the lessee;
         -- the lessees are obligated to pay substantial fixed rent for the period of use of the hotels;
         -- the lessees stand to incur substantial losses or reap substantial gains depending on how successfully they operate the hotels;
         -- the partnership cannot use the hotels concurrently to provide significant services to entities unrelated to the lessees; and
         -- the total contract price under the percentage leases does not substantially exceed the rental value of the hotels for the term of the percentage leases.

         If the percentage leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the partnership receives from the lessees may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

         Additional Charges. In addition to the rent, the lessees are required to pay to the partnership additional charges. To the extent that the additional charges represent either (1) reimbursements of amounts that the lessees are obligated to pay to third parties or (2) penalties for nonpayment or late payment of such amounts, the additional charges should qualify as "rents from real property." To the extent, however, that the additional charges represent interest accrued on the late payment of the rent or the additional charges, the additional charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

         Interest. The term "interest" generally does not include any amount received or accrued if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

         Our investment, through the partnership and its subsidiary, in the hotels in major part gives rise to income that is qualifying income for purposes of both gross income tests. We believe that, other than the late charges attributable to rent, which are treated as interest that qualifies for the 95% gross income test, but not the 75% gross income test, those revenues qualify as rents from real property for purposes of both gross income tests. Gains on sales of the hotels or of our interest in the partnership generally will be qualifying income for purposes of both gross income tests. We anticipate that income on our other investments will not result in us failing either gross income test for any year.

         Foreclosure Property. We will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our or the partnership's assets is held for sale to customers and that a sale of any such asset would not be in the ordinary course of business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that we or the partnership will avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

         Hedging Activities. In March 1999, we entered into an interest rate cap agreement to reduce our exposure to increases in interest rates under our line of credit. The agreement eliminates the exposure to increases in 30-day LIBOR rates exceeding 7.5% on $25 million of the outstanding balances; however, outstanding debt of up to $115 million under our line of credit remains subject to variable interest rates. In the future, we and/or the partnership may enter into other hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that we or the partnership enters into an interest rate swap or cap contract, such as the interest rate cap agreement we entered into in March 1999, option, futures contract, forward rate agreement, or any similar financial instrument to hedge indebtedness incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we or the partnership hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

         Failure to Satisfy Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under the federal income tax laws. Those relief provisions generally will be available if:

-- our failure to meet such tests is due to reasonable cause and not due to willful neglect;

--       we attach a schedule of the sources of our income to our tax return;
         and

-- any incorrect information on the schedule was not due to fraud with intent to evade tax.

         We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in "--Taxation of Our Company," even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.


         ASSET TESTS

         To maintain our qualification as a REIT, we also must satisfy two asset tests at the close of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

--       cash or cash items, including receivables;

--       government securities;

-- interests in real property, including leaseholds and options to acquire real property and leaseholds;

--       interests in mortgages on real property;

--       stock in other REITs; and

-- investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

           The second asset test has two components:

-- First, of our investments not included in the 75% asset class, the value of our interest in any one issuer's securities may not exceed 5% of the value of our total assets; and

-- Second, we may not own more than 10% of any one issuer's outstanding voting securities.

         For purposes of both components of the second asset test, "securities" does not include our stock in any qualified REIT subsidiary or in other REITs or our interest in any partnership.

         The U.S. Congress recently passed legislation (the "Tax Bill") that would allow us to own up to 100% of the stock of taxable REIT subsidiaries, ("TRSs"), which could perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities, as well as provide services to our tenants. An election would be required for a subsidiary to be treated as a TRS. The Tax Bill would limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the Tax Bill would impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm's-length basis. The Tax Bill also would prevent us from owning more than 10% of the voting power or value of the stock of a taxable subsidiary for which a TRS election is not made. Current law only prevents us from owning more than 10% of the voting stock of a taxable subsidiary. Overall, no more than 25% of our assets may consist of securities of TRSs and other taxable subsidiaries under the Tax Bill. If enacted, the TRS provisions of the Tax Bill would apply for taxable years beginning after December 31, 2000. There can be no assurance that the Tax Bill will be enacted into law.

         If we should fail to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.


         DISTRIBUTION REQUIREMENTS

         Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

-- the sum of (1) 95% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss, and (2) 95% of our after-tax net income, if any, from foreclosure property; minus

--       the sum of specified items of non-cash income.

         We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration. Under the Tax Bill, the 95% distribution requirement discussed above would be reduced to 90%. If enacted, that provision of the Tax Bill would apply for taxable years beginning after December 31, 2000.
There can be no assurance that the Tax Bill will be enacted into law.

         We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

--       85% of our REIT ordinary income for such year;

--       95% of our REIT capital gain income for such year; and

--       any undistributed taxable income from prior periods,
we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "--Taxation of Taxable U.S. Shareholders." If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

         It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, under some of the percentage leases, the lessee may defer payment of the excess of the percentage rent over the base rent paid by the lessee for a period of up to 90 days after the end of the calendar year in which such payment was due. In that case, the partnership still would be required to recognize as income the excess of the percentage rent over the base rent paid by the lessee in the calendar year to which such excess relates. In addition, we may not deduct recognized capital losses from our "REIT taxable income." Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on undistributed income. In such a situation, we may need to borrow funds or issue preferred or common stock.

         We may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our shareholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.


         RECORDKEEPING REQUIREMENTS

         We must maintain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding stock. We have complied, and intend to continue to comply, with such requirements.

FAILURE TO QUALIFY

         If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to shareholders. In fact, we would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to limitations, corporate shareholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

         As long as we qualify as a REIT, a taxable "U.S. shareholder" must take into account distributions made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain as ordinary income. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of common stock that for U.S. federal income tax purposes is:

         --       a citizen or resident of the United States;

         -- a corporation, partnership, or other entity created or organized in or under the laws of the United States or of a political subdivision thereof;

         -- an estate whose income from sources outside of the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

         -- any trust with respect to which (1) a U.S. court is able to exercise primary supervision over the administration of such trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust.

         A U.S. shareholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. shareholder has held its common stock. We generally will designate capital gain dividends as either 20% or 25% rate distributions. Under the Tax Bill, the 25% rate described in the preceding sentence would be reduced to 23%. If enacted, that provision of the Tax Bill would apply for taxable years beginning after December 31, 1998. There can be no assurance that the Tax Bill will be enacted into law. A corporate U.S. shareholder, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

         We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

         A U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. shareholder's common stock. Instead, such distribution will reduce the adjusted basis of such common stock. A U.S. shareholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder's adjusted basis in its common stock as long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. shareholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

         Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we would carry over such losses for potential offset against our future income generally. Taxable distributions from us and gain from the disposition of the common stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses," such as losses from some types of limited partnerships in which the shareholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.


         TAXATION OF U.S. SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK

         In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the common stock as long-term capital gain or loss if the U.S. shareholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of common stock held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. shareholder purchases other shares of common stock within 30 days before or after the disposition.


         CAPITAL GAINS AND LOSSES

         A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years. Under the Tax Bill, the maximum tax rate on long-term capital gain from the sale or exchange of section 1250 property would be reduced from 25% to 23%. If enacted, that provision of the Tax Bill would apply for taxable years beginning after December 31, 1998. There can be no assurance that the Tax Bill will be enacted into law.


         INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

         We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions unless such holder (1) is a corporation or comes within another exempt category and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us. The Treasury Department has issued final regulations regarding the backup withholding rules as applied to non-U.S. shareholders. Those regulations alter the procedural aspects of backup withholding compliance and are effective for distributions made after December 31, 2000.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of the common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, a qualified employee pension or profit sharing trust that owns more than 10% of our stock may be required to treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our stock only if:

         -- the percentage of its dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

         -- we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

         -- either (1) one pension trust owns more than 25% of the value of our stock or (2) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

TAXATION OF NON-U.S. SHAREHOLDERS

         The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "non-U.S. shareholders") are complex. This section is only a summary of such rules. WE URGE NON-U.S. SHAREHOLDERS TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS ON OWNERSHIP OF THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

         A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

         -- a lower treaty rate applies and the non-U.S. shareholder files the required form evidencing eligibility for that reduced rate with us; or

         -- the non-U.S. shareholder files an IRS Form 4224 with us claiming that the distribution is effectively connected income.

         The U.S. Treasury Department has issued final regulations that modify the manner in which we will comply with the withholding requirements. Those regulations are effective for distributions made after December 31, 2000.

         A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its common stock. Instead, such a distribution will reduce the adjusted basis of such common stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if it later determines that a distribution in fact exceeded our current and accumulated earnings and profits.

         We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

         For any year in which we qualify as a REIT, a non-U.S. Shareholder will incur tax on distributions that are attributable to gain from its sale or exchange of "U.S. real property interests" under special provisions of the federal income tax laws ("FIRPTA"). The term "U.S. real property interests" includes interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount we withhold.

         A non-U.S. shareholder generally will not incur tax under FIRPTA as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the common stock at all times during a specified testing period will not incur tax under FIRPTA if the common stock is "regularly traded" on an established securities market. If the gain on the sale of the common stock were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

STATE AND LOCAL TAXES

         We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon the ownership of the common stock.

TAX ASPECTS OF OUR INVESTMENT IN THE PARTNERSHIP

         The following discussion summarizes the federal income tax considerations applicable to our investment in the partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws. For purposes of this discussion, where appropriate, the term "partnership" includes Winston SPE, LLC, a limited liability company that is 100% owned by the partnership and that owns 14 of the hotels.

         CLASSIFICATION AS A PARTNERSHIP

         We are entitled to include in our income our distributive share of the partnership's income and to deduct our distributive share of the partnership's losses only if the partnership is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

         --       is treated as a partnership under Treasury regulations,
                  effective January 1, 1997, relating to entity classification
                  (the "check-the-box regulations"); and
         --       is not a "publicly traded" partnership.

         Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the partnership, will be respected for all periods prior to January 1, 1997 if:

         -- the entity had a reasonable basis for its claimed classification;

         -- the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997; and

         -- neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination.

         The partnership reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997. In addition, the partnership intends to continue to be classified as a partnership for federal income tax purposes and it will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

         A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the "90% passive income exception").

         Treasury regulations (the "PTP regulations") provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "private placement exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if:

         -- all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended; and
         -- the partnership does not have more than 100 partners at any time during the partnership's taxable year.

In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if:

         -- substantially all of the value of the owner's interest in the entity is attributable to the entity's direct or indirect interest in the partnership; and

         -- a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation.

The partnership qualifies for the private placement exclusion.

         If the partnership is considered a publicly traded partnership under the PTP regulations because it is deemed to have more than 100 partners, it should not be treated as a corporation because it should be eligible for the 90% passive income exception. If, however, for any reason the partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See "Federal Income Tax Consequences of Our Status as a REIT -- Requirements for Qualification -- Income Tests" and "-- Requirements for Qualification -- Asset Tests." In addition, any change in the partnership's status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See "Federal Income Tax Consequences of Our Status as a REIT -- Requirements for Qualification -- Distribution Requirements." Further, items of income and deduction of the partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the partnership's taxable income.

         INCOME TAXATION OF THE PARTNERSHIP AND ITS PARTNERS

         Partners, Not the Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of the partnership's income, gains, losses, deductions, and credits for any taxable year of the partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from the partnership.

         Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The partnership's allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

         Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

         The partnership was formed by way of contributions of appreciated property and has received contributions of appreciated property since our initial public offering. The partnership agreement governing the partnership requires such allocations to be made in a manner consistent with the federal income tax laws governing partnership allocations.

         Under the partnership's partnership agreement, depreciation or amortization deductions of the partnership generally are allocated among the partners in accordance with their respective interests in the partnership, except to the extent that the partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in us receiving a disproportionate share of such deductions. In addition, gain on the sale of a hotel that has been contributed, in whole or in part, to the partnership will be specially allocated to the contributing partners to the extent of any "built-in" gain with respect to such hotel for federal income tax purposes.

         Basis in Partnership Interest. Our adjusted tax basis in the partnership generally is equal to the following:

         -- the amount of cash and the basis of any other property we have contributed to the partnership;
         -- increased by (1) our allocable share of the partnership's income and (2) our allocable share of indebtedness of the partnership; and
         -- reduced, but not below zero, by (1) our allocable share of the partnership's loss and (2) the amount of cash distributed to us, including constructive distributions resulting from a reduction in our share of indebtedness of the partnership.

If the allocation of our distributive share of the partnership's loss would reduce the adjusted tax basis of our partnership interest in the partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the partnership's distributions, or any decrease in our share of the indebtedness of the partnership, which is considered a constructive cash distribution to the partners, would reduce our adjusted tax basis below zero, such distributions would constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as capital gain, and, if our partnership interest in the partnership has been held for longer than one year, the distributions and constructive distributions will constitute long-term capital gain.

SALE OF THE PARTNERSHIP'S PROPERTY

         Generally, any gain realized by the partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized on the disposition of contributed properties will be allocated first to the partners of the partnership to the extent of their "built-in gain" on those properties for federal income tax purposes. The partners' "built-in gain" on the contributed properties sold will equal the excess of the partners' proportionate share of the book value of those properties over the partners' tax basis allocable to those properties at the time of the sale. Any remaining gain recognized by the partnership on the disposition of the contributed properties, and any gain recognized by the partnership or the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the partnership.

         Our share of any gain realized by the partnership on the sale of any property held by the partnership as inventory or other property held primarily for sale to customers in the ordinary course of the partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See "Federal Income Tax Consequences of Our Status as a REIT -- Requirements for Qualification -- Income Tests." We, however, do not presently intend to allow the partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or the partnership's trade or business.

                              PLAN OF DISTRIBUTION

         This prospectus relates to our possible issuance of up to 503,897 shares of common stock to holders of up to 503,897 units of limited partnership interest in the partnership, if and to the extent that such holders redeem their units and we issue them common shares upon surrender of the units to us. We are registering these shares as required under the terms of the partnership agreement and certain registration rights agreements we have entered with the unit holders. We will not receive any cash proceeds from the issuance or sale of any shares of common stock pursuant to this prospectus but will acquire partnership units tendered for redemption for which we elect to issue such shares. We will acquire one exchanging partner's unit in exchange for each redemption share that we issue in connection with these redemptions. Consequently, with each such redemption, our interest in the partnership will increase. We are paying the costs of preparing and filing the registration statement of which this prospectus is a part.

            WHERE YOU CAN FIND MORE INFORMATION ABOUT WINSTON HOTELS

         We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these materials at the SEC's public reference room in Washington, D.C. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You can also find our SEC filings on the SEC's web site at http://www.sec.gov. Our web site can be found at http://www.winstonhotels.com.

         The SEC allows us to "incorporate by reference" in this prospectus the information we file with them. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate by reference is considered part of this prospectus, and any information we later file with the SEC will automatically update and supersede the information in this prospectus.

         We incorporate by reference in this prospectus and refer you to the documents listed below (File No. 0-23732):

         1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

         2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999;

         3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

         4. The description of our common stock contained in our registration statement on Form 8-A12B, filed with the SEC on August 1, 1997 and amended on August 8, 1997; and

         5. All other documents we file with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act of 1934 after the date of this prospectus and before the end of this offering.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following:

         Winston Hotels, Inc.
         2209 Century Drive, Suite 300
         Raleigh, North Carolina 27612
         Attention: Secretary
         (919) 510-6010

         You should also note that the SEC considers this prospectus to be part of a registration statement filed with the SEC (Registration No.
333-___________). Since this prospectus omits certain portions of the information provided in the registration statement, we also refer you to that document.

================================================================================
         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS, OR ANY SUPPLEMENT, IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.
================================================================================

                           FORWARD LOOKING STATEMENTS

         We make statements in this prospectus and in the documents incorporated by reference that fall within the definition of "forward looking statements" found in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, those paragraphs relating to development and acquisition of hotels contained in this prospectus. You can identify these statements by our use of words like "may," "will," "expect," "anticipate," "estimate," or "continue" or comparable terms and phrases.

         These statements represent our judgment about the future and are not guarantees of our future performance. Certain risks and uncertainties could cause our actual operating results to differ materially from those expressed or implied in the forward looking statements. Important factors that could cause actual results to differ include, but are not limited to:

         -- the considerations described in connection with specific forward looking statements;

         -- factors discussed in this prospectus under the caption "Risk Factors You Should Consider";

         --       risks associated with the level of our outstanding debt;

         -- risks associated with our acquisition of hotels with little or no operating history and development of new hotels, including the risk that such hotels will not achieve the level of revenue assumed by us and our lessees, in calculating the respective percentage rent formulas in the leases for such hotels;

         -- development risks, including the risks of construction delay, cost overruns, failure to receive zoning, occupancy and other required governmental permits and authorizations and the incurrence of development costs in connection with projects that are not completed; and

         -- factors identified in our filings with the SEC, including the factors listed in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 1998, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999, which are incorporated by reference in this prospectus.

         Therefore, we caution you not to place undue reliance on forward looking statements. Such forward looking statements represent our estimates and assumptions only as of the date of this prospectus.

                                  LEGAL MATTERS

         Our lawyers, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina, have issued a legal opinion concerning the legality of the redemption shares. The description of federal tax consequences in the prospectus under the caption "Federal Income Tax Considerations" is based upon the opinion of Hunton & Williams, Richmond, Virginia.

                                     EXPERTS

         The consolidated balance sheets of Winston Hotels as of December 31, 1998 and 1997 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31,

1998, 1997 and 1996 and the financial statement schedule as of December 31, 1998 and the balance sheet of Winston Hospitality as of October 31, 1997 and the statements of income, shareholders' equity and cash flows for the ten months ended October 31, 1997 and for the year ended December 31, 1996 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. The balance sheets of CapStar Winston Company, L.L.C. as of December 31, 1998 and 1997 and the related statements of operations, members' capital (deficit) and cash flows for the year ended December 31, 1998 and the period from October 15, 1997 (date of inception) through December 31, 1997 incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of KPMG LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the Registrant in connection with the issuance and distribution of its common stock.

Securities and Exchange Commission, registration fee...............   $  1,069
New York Stock Exchange Listing fees...............................      3,500
Printing and mailing ..............................................      1,500
Accountant's fees and expenses ....................................      4,500
Counsel fees and expenses .........................................     33,500
Miscellaneous .....................................................      1,931
                                                                      --------

         Total.....................................................   $ 46,000
                                                                      ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The articles of incorporation of the Company, generally, limit the liability of the Company's directors and officers to the Company and the shareholders for money damages to the fullest extent permitted from time to time by the laws of the State of North Carolina. The articles of incorporation also provide, generally, for the indemnification of directors and officers, among others, to the fullest extent permitted from time to time by the State of North Carolina. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors and officers of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION OF EXHIBITS
-------           -----------------------

4.1               Form of Common Stock Certificate (incorporated by reference to
                  Exhibit 4.1 to the Company's Registration Statement on Form S-11 (Registration No. 33-76602) as filed with the Securities and Exchange Commission effective May 25, 1994)

4.2 Restated Articles of Incorporation as amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 4, 1999)

4.3               Amended and Restated Bylaws (incorporated by reference to
                  Exhibit 3.2 to the Company's Registration Statement on Form S-11 (Registration No. 33-76602) as filed with the Securities and Exchange Commission effective May 25, 1994)

4.4 Second Amended and Restated Agreement of Limited Partnership of WINN Limited Partnership (incorporated by reference to Exhibit 4.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on July 24, 1997)

4.5 Amendment No. 1 dated September 11, 1997 to Second Amended and Restated Agreement of Limited Partnership of WINN Limited Partnership (incorporated by reference to Exhibit 99.1 of the Company's report on Form 8-K filed with the Securities and Exchange Commission on September 15, 1997)

4.6 Amendment No. 2 dated December 31, 1997 to Second Amended and Restated Agreement of Limited Partnership of WINN Limited Partnership (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 27, 1998 and as amended by Form 10-K/A filed with the Securities and Exchange Commission on April 1, 1998)

4.7 Amendment No. 3 dated September 8, 1998 to Second Amended and Restated Agreement of Limited Partnership of WINN Limited Partnership

4.8 Redemption and Registration Rights Agreement, dated as of July 14, 1997 by and among WINN Limited Partnership, Winston Hotels, Inc., certain partnerships listed and certain partners or designees thereof listed therein (incorporated by reference to Exhibit 10.46 to the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 8, 1997)

4.9 Registration Rights and Lock-Up Agreement, dated as of September 9, 1997, by and among Winston Hotels, Inc. and Hubbard Realty of Winston-Salem, Inc.

5.1               Opinion of Smith, Anderson, Blount, Dorsett, Mitchell &
                  Jernigan, L.L.P.

8.1               Opinion of Hunton & Williams as to Tax Matters

23.1 Consent of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (included in Exhibit 5.1)

23.2              Consent of Hunton & Williams (included in Exhibit 8.1)

23.3              Consent of PricewaterhouseCoopers LLP

23.4              Consent of KPMG LLP

24.1              Power of Attorney (included on signature page)

ITEM 17. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
                  10(a) (3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this Item do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on the 2nd day of September, 1999.

                                             WINSTON HOTELS, INC.


                                             By: /s/ Robert W. Winston
                                                 -------------------------------
                                                     Robert W. Winston, III
                                                     Chief Executive Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of September, 1999. Each of the directors and/or officers of Winston Hotels, Inc. whose signature appears below hereby appoints Robert W. Winston, III and Joseph V. Green, and each of them generally as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below, and to file with the Commission any and all amendments, including post-effective amendments, to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable Winston Hotels, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.


                 SIGNATURE                                    TITLE
                 ---------                                    -----

    /s/ Charles M. Winston                        Chairman of the Board
    -------------------------------------
    Charles M. Winston


    /s/ Robert W. Winston                         Chief Executive Officer
    -------------------------------------         and Director
    Robert W. Winston, III                        (Principal Executive Officer)


    /s/ Joseph V. Green                           Executive Vice President and
    -------------------------------------         Chief Financial Officer
    Joseph V. Green                               (Principal Financial Officer)


    /s/ Brent V. West.                            Vice President of Finance and
    -------------------------------------         Controller
    Brent V. West                                 (Principal Accounting Officer)


    /s/ James H. Winston                          Director
    -------------------------------------
    James H. Winston

    /s/ Thomas F. Darden                          Director
    -------------------------------------
    Thomas F. Darden, II

    /s/ Richard L. Daugherty                      Director
    -------------------------------------
    Richard L. Daugherty

    /s/ David C. Sullivan                         Director
    -------------------------------------
    David C. Sullivan

    /s/ Edwin B. Borden                           Director
    -------------------------------------
    Edwin B. Borden

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION OF EXHIBITS
-------           -----------------------

4.1               Form of Common Stock Certificate (incorporated by reference to
                  Exhibit 4.1 to the Company's Registration Statement on Form S-11 (Registration No. 33-76602) as filed with the Securities and Exchange Commission effective May 25, 1994)

4.2 Restated Articles of Incorporation as amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 4, 1999)

4.3               Amended and Restated Bylaws (incorporated by reference to
                  Exhibit 3.2 to the Company's Registration Statement on Form S-11 (Registration No. 33-76602) as filed with the Securities and Exchange Commission effective May 25, 1994)

4.4 Second Amended and Restated Agreement of Limited Partnership of WINN Limited Partnership (incorporated by reference to Exhibit 4.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on July 24, 1997)

4.5 Amendment No. 1 dated September 11, 1997 to Second Amended and Restated Agreement of Limited Partnership of WINN Limited Partnership (incorporated by reference to Exhibit 99.1 of the Company's report on Form 8-K filed with the Securities and Exchange Commission on September 15, 1997)

4.6 Amendment No. 2 dated December 31, 1997 to Second Amended and Restated Agreement of Limited Partnership of WINN Limited Partnership (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 27, 1998 and as amended by Form 10-K/A filed with the Securities and Exchange Commission on April 1, 1998)

4.7 Amendment No. 3 dated September 8, 1998 to Second Amended and Restated Agreement of Limited Partnership of WINN Limited Partnership

4.8 Redemption and Registration Rights Agreement, dated as of July 14, 1997 by and among WINN Limited Partnership, Winston Hotels, Inc., certain partnerships listed and certain partners or designees thereof listed therein (incorporated by reference to Exhibit 10.46 to the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 8, 1997)

4.9 Registration Rights and Lock-Up Agreement, dated as of September 9, 1997, by and among Winston Hotels, Inc. and Hubbard Realty of Winston-Salem, Inc.

5.1               Opinion of Smith, Anderson, Blount, Dorsett, Mitchell &
                  Jernigan, L.L.P.



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

8.1               Opinion of Hunton & Williams as to Tax Matters

23.1 Consent of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (included in Exhibit 5.1)

23.2              Consent of Hunton & Williams (included in Exhibit 8.1)

23.3              Consent of PricewaterhouseCoopers LLP

23.4              Consent of KPMG LLP

24.1              Power of Attorney (included on signature page)



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